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Filed pursuant to
General Instruction II.L
of Form F-10;
File No. 333-159251

Subject to completion, dated May 28, 2009

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Prospectus supplement
To prospectus dated May 27, 2009

13,000,000 Shares

IESI-BFC Ltd.

Common Shares

This is the initial public offering of our common shares in the United States.

Our common shares are currently listed on the Toronto Stock Exchange (TSX) under the symbol "BFC," and effective June 1, 2009 will begin trading on the TSX under our new trading symbol "BIN." We have applied to have our common shares listed for trading on the New York Stock Exchange (NYSE) under the symbol "BIN." On May 27, 2009, the closing price of our common shares on the TSX was Cdn$12.12 per share (or US$10.90 per share, based on the U.S.-Canadian dollar noon exchange rate on May 27, 2009, as quoted by the Bank of Canada).

The offering price of the common shares will be payable in U.S. dollars. All of the proceeds of the offering will be paid to us by the underwriters in U.S. dollars.

	Per share	Total

Public offering price	US$	US$
Underwriting commissions	US$	US$
Proceeds to IESI-BFC Ltd., before expenses	US$	US$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,950,000 of our common shares at the public offering price, less underwriting commissions, to cover over-allotments, if any.

Investing in our common shares involves risks. You should carefully consider the risk factors beginning on page S-9 of this prospectus supplement before purchasing our common shares.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, and our consolidated financial statements are subject to Canadian auditing and auditor independence standards. Our consolidated financial statements may not be comparable to financial statements of United States companies.

Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion beginning on page S-73 of this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus supplement are Canadian residents and a portion of our assets and the assets of those officers, directors and experts are located in Canada.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                                        ,  2009.

Joint Book-running Managers

J.P.Morgan	Merrill Lynch & Co.

Co-managers

Raymond James
CIBC	RBC Capital Markets	TD Securities

Calyon Securities (USA) Inc.	NBF Securities (USA) Corp.
Scotia Capital	Wunderlich Securities, Inc.

                           , 2009

 Table of contents

Prospectus supplement

Prospectus

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, operating results, financial condition and prospects may have changed since those dates.

Until                  , 2009, 25 days after the date of this prospectus supplement, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

S-i

 About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus, gives more general information about us, our common shares and certain other securities we may offer from time to time, some of which does not apply to the offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. If the description of our common shares in this prospectus supplement differs from the description of our common shares in the accompanying prospectus, you should rely on the information in this prospectus supplement.

When we use the terms "IESI-BFC Ltd.," "we," "us" or "our" in this prospectus, we mean IESI-BFC Ltd. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

On May 27, 2009, we changed our name from BFI Canada Ltd. to IESI-BFC Ltd. References to BFI Canada Ltd. in the documents incorporated by reference mean our company. We are the successor to BFI Canada Income Fund (Fund) following the completion of the conversion of the Fund to a corporate structure by way of a court approved plan of arrangement on October 1, 2008, which we refer to in this prospectus supplement as the "Conversion."

Our U.S. operations are operated under the trademark "IESI." Our Canadian operations are operated under the trademark "BFI Canada." BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with our Canadian operations. We are not affiliated with Browning-Ferris Industries, Inc. This prospectus also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

In this prospectus supplement, references to "tonnes" are to metric tonnes and references to U.S. tons are to imperial tons. One tonne is equal to 1.1023 U.S. tons.

Market and industry data

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference in this prospectus on our general knowledge of and expectations concerning the industry. Data regarding our industry and our market position and market share within our industry is based on our estimates using our internal data, various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk factors" and "Cautionary note regarding forward-looking statements" sections of this prospectus supplement. These and other factors could cause results to differ materially from those expressed or implied in the estimates and assumptions.

S-ii

 Presentation of our financial information

In this prospectus, unless otherwise indicated, all dollar amounts and references to "$" or "Cdn$" are to Canadian dollars and all references to "US$" are to U.S. dollars. See "Exchange rate data."

Our consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ from generally accepted accounting principles in the United States (U.S. GAAP). Therefore, our consolidated financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see the reconciliation to U.S. GAAP included at note 26 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and the reconciliation to U.S. GAAP included at note 13 to our unaudited interim consolidated financial statements for the three months ended March 31, 2009 and 2008, each of which is incorporated by reference in this prospectus. See "Documents incorporated by reference." We intend to prepare our financial statements in accordance with U.S. GAAP commencing in the second quarter of 2009.

Non-GAAP financial measures

EBITDA

In this prospectus supplement and the documents incorporated by reference, we refer to "EBITDA," which we define as income before amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses and income taxes, as applicable. EBITDA does not have a standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.

EBITDA is a measure of our operating profitability, and, by definition, excludes certain items as detailed above. These items are viewed by our management as either non-cash (in the case of amortization, certain financing costs, net gain or loss on financial instruments, net foreign exchange gain or loss and future income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, certain financing costs, conversion costs, other expenses and current income taxes). We believe EBITDA is a useful financial and operating metric for our management, directors and investors as it represents a starting point in the determination of free cash flow.

Free cash flow

In this prospectus supplement and the documents incorporated by reference, we refer to "free cash flow". Free cash flow is a term that does not have a standardized meaning prescribed by Canadian or U.S. GAAP, is prepared before dividends or distributions declared, and is therefore unlikely to be comparable to similar measures used by other companies.

We have adopted free cash flow as a measurement to supplement net income or loss as a measure of operating performance. Our objective of presenting this non-GAAP measure is to align our disclosure with the disclosures presented by other U.S.-based companies in the waste industry, to assess our primary sources and uses of cash flow and to assess our ability to sustain our dividend.

For a more detailed discussion on EBITDA and free cash flow, see "Management's discussion and analysis of financial condition and results of operations—Definitions of EBITDA and free cash flow."

S-iii

 Summary

This summary highlights selected information about our business and the offering. It may not contain all the information that may be important to you in deciding whether to invest in our common shares. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including our consolidated financial statements and related notes, before making an investment decision.

Our company

We are one of the largest vertically integrated waste management companies in North America. Our comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. Our commercial, industrial and residential customers rely on our services to meet their recurring waste management needs. As of March 31, 2009, we served approximately 160,000 commercial and industrial customers and approximately 1.6 million residential customers in 59 markets across 10 U.S. states and five Canadian provinces. We believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate.

Our operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. We believe that collection density provides us flexibility to pursue various price and volume strategies to drive revenue growth, margin expansion and cash flow generation. Our 72 collection operations are supported by our extensive asset footprint, including 34 transfer stations, 22 landfills and 20 recycling facilities. The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model. Our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations. We focus on markets where we can implement our operational philosophy to optimize return on assets and drive additional growth and profitability.

We benefit from longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability to our base business. The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three to five years. These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments and the ability to pass through fuel, environmental, commodity and other surcharges in order to mitigate increasing expenses. Many of our contracts with commercial and industrial customers automatically renew after their current term.

We are highly focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base. We believe that improving asset utilization drives our growth and profitability. We have a proven track-record of employing our operating strategy, having generated revenue, EBITDA(1) and free cash flow(1) compound annual growth rates of approximately 18.1%, 14.6% and 20.6%, respectively, over the past three years. We generated revenues of $1,117.0 million and net income of $55.6 million for the fiscal year ended December 31, 2008 and our EBITDA(1) was $310.2 million for the same period.

Our industry

The North American non-hazardous solid waste management industry generated approximately US$60 billion in revenue in 2008. Seven public companies generate approximately 40% of these revenues, with the remaining revenues being generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. We believe that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs.

Our strengths

Leading market positions.    Our ability to develop and maintain strong collection operations in dense, urban markets is fundamental to our operating philosophy. Therefore, we have focused our operations in markets with sufficient collection density to support our broader price and volume strategies. For example, we believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate. In many markets, we combine our collection operations with our transfer stations and landfills that are strategically located adjacent to the urban centers we serve. This integration of our assets allows us to increase internalization rates and margins. We believe that our ability to internally dispose of a substantial amount of our collected waste from a local market provides an economic advantage over those market participants that must rely to a greater extent on third parties for disposal services. In addition, we believe the location of our landfills often allows us to take in substantial third-party volume at attractive prices.

Asset productivity driven by market density.    The density of the urban markets we serve provides various opportunities to enhance the productivity of our collection and disposal assets. Through extensive field training programs, our management team has implemented an analytical and practical approach to managing the business at the local market level in order to optimize asset productivity and return on invested capital. We believe that our focus on key productivity metrics, including return on maintenance capital and revenue per hour, allows us to continually improve the utilization of our assets, pursue pricing and volume strategies and generate free cash flow.(1)

Customer and geographic diversification.    Our customer base and asset profile are highly diversified across geography. As of March 31, 2009, we served approximately 160,000 commercial and industrial customers and approximately 1.6 million residential customers across 10 U.S. states and five Canadian provinces. Our geographic diversity serves to insulate our overall operating performance from volatility in local markets and our strong, stable margin profile in Canada supports improving margins in our U.S. regions. For example, in fiscal year 2008 our Canada, South and Northeast regions generated EBITDA(1) margins of 34.0%, 23.9% and 24.9%, respectively. In addition, our stable commercial and residential customer base mitigates the impact of our more economically cyclical industrial and recycling business on our overall operating performance.

Long-term customer relationships.    We have established long-term relationships with a large number of organizations, including residential and other governmental agencies and small, medium and large enterprises. Our focus on customer service has resulted in strong customer loyalty and an ability to sign long-term contracts with many of our customers. The typical long-term customer contract has a three to five year term and provides for automatic renewal, subject to certain termination rights in favor of the customer. These contracts typically provide us with the ability to make annual indexed fee adjustments and adjustments to cover increases in certain costs, including fuel, environmental, disposal and transportation costs. Our stable customer base and significant contracted revenue base provides us with visible, recurring cash flow.

Proven management team.    We have a proven senior management team, averaging 26 years of experience. Since our founding in 2000, our management team has demonstrated an impressive track record of both organic and acquisitive growth. Over the past three years, we have generated compound annual revenue and EBITDA(1) growth of approximately 18.1% and 14.6%, respectively. In addition, our executives have exhibited a disciplined approach to managing acquisition growth, successfully integrating over 50 "tuck-in" and larger acquisitions, including IESI Corporation (IESI) and Winters Bros. Waste Systems, Inc. (Winter Bros.).

Our strategy

Increase collection density.    We seek to compete in high density, urban markets that provide the opportunity to develop significant market positions. Our ability to increase collection density in a given market greatly enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital.    We seek to balance the composition of our assets within a region in order to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated EBITDA(1) margins of approximately 34% in each of the last five years. We intend to execute a variety of strategies to adjust our asset mix and improve our EBITDA(1) margins in our U.S. operations. For example, our asset footprint in our Northeast region has a higher landfill proportion than we deem optimal. In this market, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets.

Generate internal growth.    We seek to leverage our strong market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing infrastructure. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offering.

Enhance internalization.    We seek to increase the internalization in the markets we serve by controlling the waste stream, from our collection operations through to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business. Our internalization rate was approximately 52% in fiscal year 2008. We believe vertical integration is critical to ensuring our access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate such facilities. We aim to increase route density and acquire assets that enhance vertical integration opportunities in a market in order to support our internalization goals.

Pursue strategy enhancing acquisitions.    We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(1) basis before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We have identified a significant acquisition pipeline that meets our strategic criteria. We believe that our experienced management, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Our principal executive offices are located at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1, and our telephone number is (416) 741-5221.

 The offering

Issuer	IESI-BFC Ltd.
Common shares offered	13,000,000 shares
Common shares outstanding after this offering	80,343,637 shares (91,481,381 shares assuming the exchange of the participating preferred shares of IESI (Participating Preferred Shares))
Over-allotment option
We have granted the underwriters an option to purchase from us, within 30 days of the date of this prospectus supplement, up to an additional 1,950,000 common shares solely to cover over-allotments, if any.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately US$132 million after deducting underwriting commissions and estimated transaction expenses payable by us (or approximately US$152 million if the underwriters exercise the over-allotment option in full). We intend to use the net proceeds to repay a portion of the outstanding borrowings under our revolving credit facility established by our U.S. Credit Agreement. See "Use of proceeds."
Proposed New York Stock Exchange symbol	BIN
Toronto Stock Exchange symbol	BIN (BFC until June 1, 2009)
Risk factors	An investment in our common shares involves various risks that should be carefully considered by prospective investors. See "Risk factors" in this prospectus supplement.

The number of common shares that will be outstanding immediately after the completion of this offering is based on the number of common shares outstanding as of May 27, 2009, but excludes as of that date 2,245,500 common shares issuable on the exercise of options, some of which have not vested, and all of which are not currently in the money.

 Summary consolidated financial data

The following summary consolidated balance sheet information as of December 31, 2008 and the summary consolidated income statement information for the years ended December 31, 2008 and 2007 is derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus. The following summary consolidated income statement information for the year ended December 31, 2006 is derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus. The following summary consolidated balance sheet information as of March 31, 2009 and the summary consolidated income statement information for the three-months ended March 31, 2009 and 2008 is derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus. The unaudited interim consolidated financial statements include all normal recurring adjustments that we consider necessary for the fair presentation of our financial position and results of operations. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results of interim periods are not necessarily indicative of the results of the entire year.

We present our consolidated financial statements in Canadian dollars. The summary consolidated financial data presented below in U.S. dollars has been translated using the applicable exchange rates set out under "Exchange rate data" using a translation of convenience methodology in which the balance sheet is translated at the year end closing rate and the statements of income and cash flows are translated using the average rate for the period. Our consolidated financial statements are prepared in accordance with Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see the reconciliation to U.S. GAAP included at note 26 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and the reconciliation to U.S. GAAP included at note 13 to our unaudited interim consolidated financial statements for the three months ended March 31, 2009 and 2008.

This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations."

 Summary consolidated financial data in Canadian dollars

	Years ended December 31			Three months ended March 31
	2006(1)	2007(1)	2008(1)	2008(1)	2009
	(in thousands of Canadian dollars, except per share or trust unit amounts)

Income statement data
Revenues	$771,819	$917,357	$1,117,030	$244,347	$278,818
Expenses
Operating	436,311	531,614	671,996	147,148	163,357
Selling, general and administration	99,591	110,208	134,835	30,341	37,434

Income before the following (EBITDA(2))	235,917	275,535	310,199	66,858	78,027
Amortization	148,128	161,006	178,703	42,577	46,564
Interest on long-term debt	34,307	42,964	53,737	13,374	11,461
Financing costs	79	7,192	3,503	—	383
Net (gain) loss on sale of capital and landfill assets	(443)	(1,434)	(920)	40	(167)
Net foreign exchange (gain) loss	(2,578)	13,671	(653)	(624)	104
Net loss on financial instruments	3,363	9,384	10,660	9,047	660
Conversion costs	—	—	3,347	—	—
Other expenses	210	48	131	31	37

Income before income taxes	52,851	42,704	61,691	2,413	18,985

Income tax expense (recovery)	12,917	4,697	6,060	(8,061)	6,726

Net income	$39,934	$38,007	$55,631	$10,474	$12,259

Net income—controlling interest	$32,743	$31,687	$46,613	$8,776	$10,519
Net income per share or trust unit—basic(3)	$0.61	$0.56	$0.81	$0.15	$0.18
Net income per share or trust unit—diluted(3)	$0.61	$0.56	$0.81	$0.15	$0.17
Weighted average number of shares or trust units, basic (in thousands)(3)	53,506	56,564	57,496	57,568	59,306
Weighted average number of shares or trust units, diluted (in thousands)(3)	65,391	67,803	68,633	68,706	70,443
Cash flow data
Cash generated from operating activities	$185,698	$217,415	$229,921	$42,934	$60,978
Purchase of capital assets	$74,334	$96,176	$87,577	$13,537	$15,764
Purchase of landfill assets	$55,051	$59,693	$60,413	$7,872	$9,357
Free cash flow(2)	$56,531	$66,468	$102,451	$30,783	$37,724

		As of March 31, 2009
	As of December 31, 2008
		Actual	As Adjusted(4)
	(in thousands of Canadian dollars)
Balance sheet data
Cash and cash equivalents	$14,720	$11,997	$11,997
Total assets	$2,341,043	$2,363,460	$2,363,460
Total long-term debt	$1,069,798	$965,615	$818,641
Total liabilities	$1,380,583	$1,296,867	$1,147,211
Total equity(1)	$960,460	$1,066,593	$1,216,249

Notes:

(1)
Net income and total equity have been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(2)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

(3)
We are the successor to the Fund. See "About this prospectus supplement."

(4)
The as adjusted balance sheet data gives effect to our sale of 13,000,000 common shares in this offering at an assumed public offering price of $12.12 per share (based on the closing price for our common shares on the TSX on May 27, 2009) and the use of the net proceeds therefrom, as described under "Use of proceeds."

 Summary consolidated financial data in U.S. dollars

	Years ended December 31			Three months ended March 31
	2006(1)	2007(1)	2008(1)	2008(1)	2009
	(in thousands of U.S. dollars, except per share or trust unit amounts)

Income statement data
Revenues	$680,436	$854,110	$1,046,803	$243,349	$223,893
Expenses
Operating	384,652	494,962	629,748	146,547	131,177
Selling, general and administration	87,800	102,610	126,358	30,217	30,060

Income before the following (EBITDA(2))	207,984	256,538	290,697	66,585	62,656
Amortization	130,590	149,905	167,468	42,403	37,391
Interest on long-term debt	30,245	40,002	50,359	13,319	9,203
Financing costs	70	6,696	3,283	—	308
Net (gain) loss on sale of capital and landfill assets	(391)	(1,335)	(862)	40	(134)
Net foreign exchange (gain) loss	(2,273)	12,728	(612)	(621)	84
Net loss on financial instruments	2,965	8,737	9,990	9,010	530
Conversion costs	—	—	3,137	—	—
Other expenses	185	45	123	31	30

Income before income taxes	46,593	39,760	57,811	2,403	15,244

Income tax expense (recovery)	11,388	4,373	5,679	(8,028)	5,401

Net income	$35,205	$35,387	$52,132	$10,431	$9,843

Net income—controlling interest	$28,866	$29,502	$43,682	$8,740	$8,447
Net income per share or trust unit—basic(3)	$0.54	$0.52	$0.76	$0.15	$0.14
Net income per share or trust unit—diluted(3)	$0.54	$0.52	$0.76	$0.15	$0.14
Weighted average number of shares or trust units, basic (in thousands)(3)	53,506	56,564	57,496	57,568	59,306
Weighted average number of shares or trust units, diluted (in thousands)(3)	65,391	67,803	68,633	68,706	70,443
Cash flow data
Cash generated from operating activities	$163,712	$202,424	$215,466	$42,758	$48,964
Purchase of capital assets	$65,533	$89,545	$82,071	$13,482	$12,659
Purchase of landfill assets	$48,533	$55,577	$56,615	$7,840	$7,514
Free cash flow(2)	$49,838	$61,885	$96,010	$30,657	$30,293

		As of March 31, 2009
	As of December 31, 2008
		Actual	As Adjusted(4)
	(in thousands of U.S. dollars)
Balance sheet data
Cash and cash equivalents	$12,020	$9,520	$9,520
Total assets	$1,911,681	$1,875,465	$1,875,465
Total long-term debt	$873,590	$766,240	$634,069
Total liabilities	$1,127,374	$1,029,096	$894,514
Total equity(1)	$784,307	$846,369	$980,951

Notes:

(1)
Net income and total equity have been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(2)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

(3)
We are the successor to the Fund. See "About this prospectus supplement."

(4)
The as adjusted balance sheet data gives effect to our sale of 13,000,000 common shares in this offering at an assumed public offering price of US$10.90 per share (based on the closing price for our common shares of Cdn$12.12 per share on the TSX on May 27, 2009, converted to U.S. dollars based on the U.S.-Canadian dollar noon exchange rate on that date, as quoted by the Bank of Canada) and the use of the net proceeds therefrom, as described under "Use of proceeds."

 Risk factors

An investment in our common shares involves risks. Before making an investment decision, you should carefully consider the following risks, as well as all of the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Any of these risks, as well as risks that are currently unknown to us, could materially adversely affect our business, financial condition and results of operations, which could in turn materially adversely affect the price of our common shares.

Risks related to our business

Downturns in the worldwide economy could adversely affect our revenues and our operating margins.

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers and our ability to increase customers' pricing. During weak economic conditions, we may also be adversely impacted by customers' ability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. The availability of credit in the second half of 2008 and the first quarter of 2009 was severely limited, which negatively affected business and consumer spending generally. If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business.

We are subject to significant environmental and land use laws and regulations. Our vertical integration strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. We also often face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder vertical integration and impair our business strategy.

Even when granted, permits to expand an existing landfill are often not approved until the remaining permitted disposal capacity of a landfill is very low. For example, our current permit for our Lachenaie landfill site is expected to expire on July 31, 2009, based on an estimate of when the remaining capacity under the permit will be filled even though we estimate that the site has approximately 17 years of physical capacity remaining. We have applied for and expect to receive imminently a new permit for at least an additional five year term with respect to the

Lachenaie landfill. However, the granting of such permit is entirely within the discretion of the Government of Québec and we cannot assure you that the permit will be granted or, if granted, that it will be on the terms applied for by us. If approvals (such as the Lachenaie landfill permit) are delayed or are not granted, we may have to dispose of collected waste at landfills operated by our competitors or haul the waste long distances at a higher cost to another of our landfills. Excessive delays in obtaining approvals, or our inability to obtain such approvals, could therefore significantly increase our waste disposal expenses.

Our financial obligations to pay closure and post-closure costs of our landfills could exceed current reserves.

We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. For more information on our landfill closure and post-closure costs, see "Management's discussion and analysis of financial condition and results of operations."

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds. As of March 31, 2009, we had $246 million of such bonds in place. Closure bonds are difficult and costly to obtain. If we were unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.

Our existing debt contains restrictive covenants and requires us to meet certain financial ratios and financial condition tests.

The terms of our debentures, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds (IRBs) contain restrictive covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and Participating Preferred Shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full.

We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated.

Our growth strategy is based, in part, on our ability to acquire other non-hazardous solid waste management businesses. The success of this acquisition strategy will depend, in part, on our ability to:

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identify suitable businesses to buy;

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negotiate the purchase of those businesses on acceptable terms;

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complete the acquisitions within our expected time frame;

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improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

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respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.

Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy.

Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, we may change our strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital or intangible assets/landfill assets.

Future acquisitions may increase our capital requirements.

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any non-hazardous solid waste management businesses that we want to acquire. Acquisitions may increase our capital requirements.

We may be unable to successfully manage our growth.

Our growth strategy will continue to place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

We may lose contracts through competitive bidding or early termination.

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and our earnings.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels.

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2008, approximately 59% of the total tonnage received by our landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills in order to be able to continue to operate our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposals decrease or if we are unable to increase our gate rates to correspond with our increasing costs of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

Our Canadian operations are concentrated in 20 markets in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and are susceptible to those markets' local economies, regulations and seasonal fluctuations.

Our U.S. operations are geographically concentrated in the northeastern and southern United States and are susceptible to those regions' local economies, regulations and seasonal fluctuations. We operate in the following ten states: Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

Our U.S. operations derived more than 35.3% of their revenue during 2007 and 31.8% of their revenue for 2008 from services provided in Texas, and more than 36.2% of their revenue during 2007 and 41.0% of their revenue for 2008 from services provided in New York. The increase in New York State is due, in part, to the 2007 acquisition of Winters Bros. Accordingly, economic downturns in Texas or New York and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower construction and demolition (C&D) debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Revenues generated under municipal contracts with New York City represented 6.8% of our revenues from our U.S. operations in 2008. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition.

We attributed 8.9% of our revenue from our U.S. operations in 2007 and 6.8% of our revenue from our U.S. operations for 2008 to our municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City's option. Our contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management's attention from our business or increase our operating cost.

As of December 31, 2008, approximately 614, or 23%, of our U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions. Of these unionized employees, 285 are represented by United Service Workers Union, INJAT, Local 339, under a contract that will expire on August 31, 2009, and another 256 are represented by Waste Material, Recycling and General Industrial Laborers, Local 108, under a contract that expires on February 28, 2010. As of December 31, 2008, approximately 533, or 42%, of our Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire from 2009 to 2011.

The negotiation or renegotiation of these agreements could divert management's attention from our business and the terms of any agreement could have an adverse effect on us. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges.

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. We will from time to time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer.

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels. We will compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

In accordance with Canadian GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in an impairment to goodwill. Any such charges could have a material adverse effect on our results of operations.

We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur.

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.

We are subject to various laws and regulations, which, if violated, could subject us to sanctions or third-party litigation or, if changed, could lead to increased costs or the interruption of normal business operations that would negatively impact our business, results of operations and financial condition.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of solid and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.

Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close landfills. We may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure, final closure and post-closure monitoring and obligate us to spend sums in addition to those presently accrued for such purposes.

From time to time, federal, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any significant fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operations and profitability could be negatively affected.

We must also comply with the requirements of federal, provincial and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent injury or illness to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects of the various laws and regulations concerning our business could require us to make material expenditures or otherwise materially adversely affect the way we operate our business, as well as have a material adverse effect on our business, financial condition and results of operations.

We are subject to various environmental requirements, which, if violated, could subject us to sanctions or third-party litigation.

We could be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of the migration or presence of contamination (including from waste), odors and other releases to the environment or other environmental matters (including the acts or omissions of our predecessors) for which we may be responsible.

Non-hazardous solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

From time to time, we have received, and may in the ordinary course of business in the future receive, charges, orders, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, among other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services and negatively impact our revenue. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant penalty could also have a material adverse effect on our financial condition and results of operations.

We could be liable for contamination by hazardous substances.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated properties, including soil or water under our properties, or if such substances (including from waste) from our properties or operations contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties. We also could be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.

Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act, as amended (CERCLA), and similar federal, provincial and state laws, impose joint and several as well as strict liability in connection with environmental contamination, which means that we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If we incur such liability under federal, provincial or state laws and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, it could have a material adverse effect on our financial condition and results of operations.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, regulated substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

If the total cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase our costs to operate.

Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

Our business is highly competitive, which could reduce our profitability or limit our growth potential.

The North American non-hazardous solid waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the non-hazardous solid waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we will compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates.

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

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reducing waste at the source, including recycling and composting;

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prohibiting disposal of certain types of waste at landfills; and

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limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

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requiring counties, regions and cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

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prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.

We are very exposed to fluctuations in the Canada / U.S. dollar exchange rate.

We currently report our financial results in Canadian dollars. In the year ending December 31, 2008, approximately 65.0% of our revenues were denominated in U.S. dollars and for the three months ended March 31, 2009 approximately 68.3% of our revenues were denominated in U.S. dollars. Accordingly, changes in the foreign currency exchange rate between Canada and the United States impact the translated value of our U.S. operating results. Currently, we do not hedge our exposure to changes in foreign exchange rates.

We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements.

We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect our financial results.

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we believe that our financial statements have been prepared in accordance with Canadian GAAP, we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements.

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Our board of directors, in coordination with the audit committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.

Risks related to this offering and to an investment in our common shares

Our share price may be volatile.

Our common shares currently trade on the TSX. Factors such as actual or anticipated fluctuations in our operating results or changes in estimates of our future operating results by securities analysts or failure to achieve our published financial guidance, among other things, may have a significant impact on the market price of our common shares. In addition, the stock market has experienced volatility which often has been unrelated to the operating performance of the affected companies. These market fluctuations may materially and adversely affect the market price of our common shares.

Listing our common shares on the NYSE in addition to the TSX may increase share price volatility on the TSX and also result in volatility of the trading price on the NYSE because trading will be split between the two markets, potentially resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Our common shares have no prior trading history in the United States.

Prior to the offering, there has been no public market in the United States for our common shares. The initial U.S. public offering price for our common shares may bear no relationship to the price at which our shares will trade upon the completion of the offering. The price at which our common shares will trade may be lower than the price at which they are sold in this offering. In addition, because the liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities quoted on the NYSE, historical trading prices may not be indicative of the prices at which our common shares will trade in the future on the NYSE. Further, there can be no assurance regarding the trading prices that will prevail on the TSX following our additional listing on the NYSE.

Although we have applied to have our common shares approved for quotation on the NYSE, an active trading market for our shares may never develop or be sustained in the United States following this offering. If an active market for our common shares does not develop in the United States, it may be difficult for U.S. residents to sell the common shares they purchase in this offering without depressing the market price of the common shares.

The financial reporting obligations of being a public company in the United States will be expensive and time consuming, and will place significant additional demands on our management.

Prior to the consummation of this offering, we have not been subject to public company reporting obligations under U.S. securities laws. The additional obligations of being a public company in the United States will require significant additional expenditures and place additional demands on our management.

In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the U.S. Securities and Exchange Commission (SEC) implementing Section 404 will require our management to conduct an annual evaluation of our internal control over financial reporting, include a report on such internal controls in our annual reports that we will be required to file with the SEC, and have that evaluation attested to by our independent auditing firm. This process will increase our legal and financial compliance costs, and could make some activities more difficult, time-consuming or costly. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the U.S./Canada multi-jurisdictional disclosure system (MJDS). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file with the SEC periodic and current reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from the NYSE corporate governance requirements that are available to foreign private issuers.

Future issuances of our common shares will be dilutive to existing shareholders.

We are authorized to issue an unlimited number of common shares, an unlimited number of Special Shares and an unlimited number of preferred shares issuable in series on terms and conditions established by our board of directors without the approval of shareholders. Holders of our common shares have no pre-emptive rights. Future issuances of our common shares will be dilutive to existing shareholders.

Certain significant shareholders are able to influence matters submitted to our board for approval.

Former equity investors of IESI (Retained Interest Holders) are entitled to designate one of the seven members of our board of directors so long as (i) the Special Shares are outstanding, (ii) the Retained Interest Holders own at least 10% of the outstanding common shares (assuming the exercise in full of the IESI Exchange Rights (as defined below)) and (iii) a majority of the Participating Preferred Shares (or common shares issued on an exchange) owned by the Retained Interest Holders are beneficially owned by TC Carting III, L.L.C. and its permitted transferees. The Retained Interest Holders will no longer be entitled to designate members of our board of directors if any of those conditions is not satisfied. See "The Corporation—Amended and Restated Securityholders' Agreement" in our Annual Information Form for the fiscal year ended December 31, 2008 for a description of the Retained Interest Holders' board representation rights. As a result of their board representation rights, the Retained Interest Holders may be able to influence the outcome of matters submitted to the board of directors for approval. The interests of the Retained Interest Holders and their affiliates may conflict with those of other shareholders.

Future sales of our common shares by the Retained Interest Holders, or perceptions that such sales could occur, may depress the market price of our shares.

Pursuant to the terms of the IESI Exchange Rights, all or any part of the Participating Preferred Shares held by the Retained Interest Holders can be exchanged for our common shares at any time. We have also granted the Retained Interest Holders certain registration rights. If Retained Interest Holders were to exchange their participating preferred shares for our common shares and then sell substantial amounts of their common shares in the public market, the market price of our common shares could decrease. The perception among the public that these sales will occur could also result in a decrease in the price of our common shares. As of May 27, 2009, the Retained Interest Holders owned Participating Preferred Shares representing an approximate 14.2% indirect interest in our company. The Amended and Restated Securityholders Agreement (as defined below) provides that any outstanding Participating Preferred Shares must be exchanged for our common shares no later than March 29, 2010. See "Description of share capital."

 Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements and forward-looking information (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws). Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "intent," "belief," "estimate," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following, which are addressed in greater detail under the heading "Risk factors" in this prospectus:

•
downturns in the worldwide economy;

•
our ability to obtain, renew and maintain certain permits, licenses and approvals;

•
our financial obligations to pay closure and post-closure costs at our landfills;

•
the requirement to obtain performance or surety bonds, letters of credit and insurance;

•
restrictive covenants and other requirements of our debt instruments;

•
our ability to implement our acquisition strategy;

•
increased capital requirements on account of future acquisitions;

•
our ability to manage the growth of our business;

•
loss of contracts;

•
reliance on third-party disposal customers;

•
geographic and customer concentration;

•
labor and employment matters;

•
fuel cost fluctuations;

•
reliance on key personnel;

•
impairment to our assets;

•
uninsured and underinsured losses;

•
the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

•
our compliance with environmental regulations;

•
liabilities resulting from contamination by hazardous substances;

•
climate change regulations;

•
competition;

•
provincial, state and local government requirements under which landfill alternatives are encouraged;

•
governance arrangements under which certain interest holders may influence control over us;

•
foreign exchange exposure;

•
our use of accounting estimates and judgments;

•
the adoption of new accounting standards; and

•
potential deficiencies in our internal control over financial reporting and disclosure controls and procedures.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this prospectus are qualified by these cautionary statements.

The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are only made as of the date of this prospectus supplement, the accompanying prospectus or the respective document incorporated by reference, as applicable, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

 Exchange rate data

The following table sets forth for the Canadian dollar expressed in United States dollars: (i) the rate of exchange in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect during such periods; and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada noon exchange rate.

	Year ended December 31					Three months ended March 31
	2004	2005	2006	2007	2008	2008	2009

Rate at end of period	0.8308	0.8577	0.8581	1.0120	0.8166	0.9729	0.7935
Average rate for period	0.7697	0.8257	0.8816	0.9311	0.9371	0.9959	0.8030
High for period	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.8458
Low for period	0.7159	0.7872	0.8528	0.8437	0.7711	0.9686	0.7692

On May 27, 2009, the U.S.-Canadian dollar noon exchange rate, as quoted by the Bank of Canada, was Cdn$1.00 = US$0.8993.

 Use of proceeds

We estimate that our net proceeds from this offering will be approximately US$132 million, based on an assumed public offering price of US$10.90 per share, which was the closing price of our common shares on the TSX on May 27, 2009, converted to U.S. dollars based on the U.S.-Canadian dollar noon exchange rate on that date as quoted by the Bank of Canada (or approximately US$152 million if the underwriters exercise their over-allotment option in full), after deducting estimated transaction expenses of the offering payable by us and underwriting discounts and commissions.

We intend to use all of the net proceeds of this offering to repay a portion of our outstanding borrowings under the revolving credit facility established by our U.S. Credit Agreement. The U.S. Credit Agreement was made available to finance working capital requirements, to qualify capital expenditures, to finance acquisitions and for general corporate purposes. For a description of the U.S. Credit Agreement, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

 Price range of our common shares

Our common shares are currently listed and posted for trading on the TSX under the trading symbol "BFC," and effective June 1, 2009 will begin trading on the TSX under our new trading symbol "BIN." In connection with this offering, we have applied to have our common shares listed on the NYSE under the symbol "BIN." The following table sets forth, for the periods indicated, the price range for, and the trading volume of, our common shares as reported by the TSX. We converted to a corporate structure on October 1, 2008.

Month	High	Low	Volume

May 2009 (to May 27)	$12.50	$9.86	5,344,900
April 2009	10.45	9.17	2,469,900
March 2009	9.70	8.11	5,940,800
February 2009	10.97	8.11	3,917,600
January 2009	12.00	8.00	2,759,580
December 2008	10.50	7.50	4,311,791
November 2008	15.47	8.62	3,019,777
October 2008 (from October 2)	17.99	12.06	3,668,678

On May 27, 2009, the closing price of our common shares on the TSX was $12.12.

Dividend record and policy

Our board of directors has adopted a dividend policy pursuant to which we will authorize the declaration and payment of a fixed dividend to be paid to our shareholders on a quarterly basis. The amount of any dividends payable by us will be at the discretion of our board of directors, taking into consideration our free cash flow(1), the financial requirements for our operations, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) (OBCA) for the declaration and payment of dividends and other conditions existing from time to time.

Subject to the discretion of our board of directors, we expect to declare and pay quarterly dividends in arrears at the rate of $0.125 per common share. A dividend of $0.125 per common share was paid April 15, 2009 to holders of record on March 31, 2009 with the remaining 2009 quarterly payments to be paid on July 15, 2009, October 15, 2009 and January 15, 2010.

On April 15, 2009, we paid a special dividend of $0.125 per share to holders of record on March 31, 2009. Subject to the discretion of our board of directors, in 2009 only we also expect to declare and pay a special quarterly dividend of $0.125 per common share to be paid on July 15, October 15 and December 31, 2009 for aggregate expected special dividends in 2009 only of $0.50 per common share.

Notes

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

 Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009:

•
on an actual basis; and

•
on an as adjusted basis to reflect the sale of 13,000,000 common shares in this offering at an assumed public offering price, as applicable, of $12.12 per share (based on the closing price for our common shares on the TSX on May 27, 2009), or US$10.90 per share (the U.S. dollar equivalent of the closing price of our common shares on the TSX on May 27, 2009, converted to US dollars based on the U.S.-Canadian dollar noon exchange rate on that date, as quoted by the Bank of Canada) and the use of the net proceeds therefrom, as described under "Use of proceeds."

This table should be read in conjunction with our unaudited interim consolidated financial statements which are incorporated by reference into this prospectus and "Management's discussion and analysis of financial condition and results of operations."

	As of March 31, 2009		As of March 31, 2009
	Actual	As adjusted	Actual(1)	As adjusted

	(in thousands of Canadian dollars, except share amounts)		(in thousands of U.S. dollars, except share amounts)

Cash and cash equivalents	$11,997	$11,997	$9,520	$9,520

Indebtedness
Long-term debt, including current portion	$965,615	$818,641	$766,240	$634,069
Equity
Non-controlling interest	243,584	243,584	193,290	193,290
Shareholders' equity (common shares: authorized—unlimited; outstanding—67,343,637; as adjusted to give effect to this offering—80,343,637)	823,009	972,665	653,079	787,661

Total capitalization	$2,032,208	$2,034,890	$1,612,609	$1,615,020

(1)
Converted to U.S. dollars based on the U.S.-Canadian noon exchange rate on March 31, 2009, as quoted by the Bank of Canada.

Shareholders' equity in the above table excludes:

•
the Participating Preferred Shares, which are exchangeable for 11,137,744 common shares; and

•
2,245,500 common shares issuable on the exercise of options.

 Selected consolidated financial data

The following selected consolidated balance sheet information as of December 31, 2008 and 2007 and the selected consolidated income statement information for the years ended December 31, 2008 and 2007 is derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus. The following selected consolidated balance sheet information as of December 31, 2006, 2005 and 2004 and the selected consolidated income statement information for the years ended December 31, 2006, 2005 and 2004 is derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus. The following selected consolidated balance sheet information as of March 31, 2009 and 2008 and the summary consolidated income statement information for the three-months ended March 31, 2009 and 2008 is derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus. The unaudited interim consolidated financial statements include all normal recurring adjustments that we consider necessary for the fair presentation of our financial position and results of operations. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results of interim periods are not necessarily indicative of the results of the entire year.

We present our consolidated financial statements in Canadian dollars. The selected consolidated financial data presented below in U.S. dollars has been translated using the applicable exchange rates set out under "Exchange rate data" using a translation of convenience methodology in which the balance sheet is translated at the year end closing rate and the statements of income and cash flows are translated using the average rate for the period. Our consolidated financial statements are prepared in accordance with Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see the reconciliation to U.S. GAAP included at note 26 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and the reconciliation to U.S. GAAP included at note 13 to our unaudited interim consolidated financial statements for the three months ended March 31, 2009 and 2008.

This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as "Management's discussion and analysis of financial condition and results of operations."

 Selected consolidated financial data in Canadian dollars

	Years ended December 31					Three months ended March 31
	2004	2005(1)	2006(1)	2007(1)	2008(1)	2008(1)	2009

	(in thousands of Canadian dollars, except per share or trust unit amounts)
Income statement data
Revenues	$193,389	$677,424	$771,819	$917,357	$1,117,030	$244,347	$278,818
Expenses
Operating	100,811	383,197	436,311	531,614	671,996	147,148	163,357
Selling, general and administration	28,012	88,210	99,591	110,208	134,835	30,341	37,434

Income before the following (EBITDA(2))	64,566	206,017	235,917	275,535	310,199	66,858	78,027
Amortization	47,467	145,974	148,128	161,006	178,703	42,577	46,564
Interest on long-term debt	6,138	27,219	34,307	42,964	53,737	13,374	11,461
Financing costs	748	36,710	79	7,192	3,503	—	383
Net (gain) loss on sale of capital and landfill assets	(192)	(127)	(443)	(1,434)	(920)	40	(167)
Net foreign exchange loss (gain)	—	10,081	(2,578)	13,671	(653)	(624)	104
Net (gain) loss on financial instruments	(1,550)	(10,361)	3,363	9,384	10,660	9,047	660
Conversion costs	—	—	—	—	3,347	—	—
Other expenses	—	2,522	210	48	131	31	37

Income (loss) before income taxes	11,955	(6,001)	52,851	42,704	61,691	2,413	18,985

Income tax (recovery) expense	(8,007)	(19,706)	12,917	4,697	6,060	(8,061)	6,726

Net income	$19,962	$13,705	$39,934	$38,007	$55,631	$10,474	$12,259

Net income—controlling interest	$19,962	$10,643	$32,743	$31,687	$46,613	$8,776	$10,519
Net income per share or trust unit—basic(3)	$0.75	$0.22	$0.61	$0.56	$0.81	$0.15	$0.18
Net income per share or trust unit—diluted(3)	$0.75	$0.22	$0.61	$0.56	$0.81	$0.15	$0.17
Weighted average number of shares or trust units, basic (in thousands)(3)	26,500	47,433	53,506	56,564	57,496	57,568	59,306
Weighted average number of shares or trust units, diluted (in thousands)(3)	26,500	63,260	65,391	67,803	68,633	68,706	70,443
Cash flow data
Cash generated from operating activities	$58,642	$124,656	$185,698	$217,415	$229,921	$42,934	$60,978
Purchase of capital assets	$15,462	$54,525	$74,334	$96,176	$87,577	$13,537	$15,764
Purchase of landfill assets	$7,359	$50,416	$55,051	$59,693	$60,413	$7,872	$9,357
Free cash flow(2)	$33,941	$58,413	$56,531	$66,468	$102,451	$30,783	$37,724
Balance sheet data
Cash and cash equivalents	$13,282	$14,142	$9,275	$13,359	$14,720	$17,589	$11,997
Total assets	$397,670	$1,717,742	$1,766,660	$1,971,212	$2,341,043	$2,016,607	$2,363,460
Current portion of long-term debt	$22,224	$29,718	$50	$—	$47,000	$—	$47,000
Long-term debt	$105,240	$420,398	$543,454	$801,973	$1,022,798	$862,330	$918,615

Total long-term debt	$127,464	$450,116	$543,504	$801,973	$1,069,798	$862,330	$965,615
Total liabilities	$188,577	$659,591	$783,345	$1,090,652	$1,380,583	$1,130,828	$1,296,867
Non-controlling interest	$—	$312,614	$282,026	$251,371	$241,339	$248,006	$243,584
Shareholders' or unitholders' equity(3)	$209,093	$745,537	$701,289	$629,189	$719,121	$637,773	$823,009

Total equity	$209,093	$1,058,151	$983,315	$880,560	$960,460	$885,779	$1,066,593

Notes:

(1)
Net income and total equity have been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(2)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

(3)
We are the successor to the Fund. See "About this prospectus supplement."

 Selected consolidated financial data in U.S. dollars

	Years ended December 31					Three months ended March 31
	2004	2005(1)	2006(1)	2007(1)	2008(1)	2008(1)	2009

	(in thousands of U.S. dollars, except per share or trust unit amounts)
Income statement data
Revenues	$148,614	$559,339	$680,436	$854,110	$1,046,803	$243,349	$223,893
Expenses
Operating	77,471	316,400	384,652	494,962	629,748	146,547	131,177
Selling, general and administration	21,526	72,834	87,800	102,610	126,358	30,217	30,060

Income before the following (EBITDA(2))	49,617	170,105	207,984	256,538	290,697	66,585	62,656
Amortization	36,477	120,529	130,590	149,905	167,468	42,403	37,391
Interest on long-term debt	4,717	22,474	30,245	40,002	50,359	13,319	9,203
Financing costs	575	30,311	70	6,696	3,283	—	308
Net (gain) loss on sale of capital and landfill assets	(148)	(105)	(391)	(1,335)	(862)	40	(134)
Net foreign exchange loss (gain)	—	8,324	(2,273)	12,728	(612)	(621)	84
Net (gain) loss on financial instruments	(1,191)	(8,555)	2,965	8,737	9,990	9,010	530
Conversion costs	—	—	—	—	3,137	—	—
Other expenses	—	2,082	185	45	123	31	30

Income (loss) before income taxes	9,187	(4,955)	46,593	39,760	57,811	2,403	15,244

Income tax (recovery) expense	(6,153)	(16,271)	11,388	4,373	5,679	(8,028)	5,401

Net income	15,340	11,316	35,205	35,387	52,132	10,431	9,843

Net income—controlling interest	$15,340	$8,788	$28,866	$29,502	$43,682	$8,740	$8,447
Net income per share or trust unit—basic(3)	$0.58	$0.18	$0.54	$0.52	$0.76	$0.15	$0.14
Net income per share or trust unit—diluted(3)	$0.58	$0.18	$0.54	$0.52	$0.76	$0.15	$0.14
Weighted average number of shares or trust units, basic (in thousands)(3)	26,500	47,433	53,506	56,564	57,496	57,568	59,306
Weighted average number of shares or trust units, diluted (in thousands)(3)	26,500	63,260	65,391	67,803	68,633	68,706	70,443
Cash flow data
Cash generated from operating activities	$45,065	$102,927	$163,712	$202,425	$215,466	$42,758	$48,964
Purchase of capital assets	$11,882	$45,020	$65,533	$89,545	$82,071	$13,482	$12,659
Purchase of landfill assets	$5,655	$41,628	$48,533	$55,577	$56,615	$7,840	$7,514
Free cash flow(2)	$26,083	$48,231	$49,838	$61,885	$96,010	$30,657	$30,293
Balance sheet data
Cash and cash equivalents	$11,035	$12,130	$7,959	$13,520	$12,020	$17,112	$9,520
Total assets	$330,402	$1,473,320	$1,516,054	$1,994,951	$1,911,681	$1,961,869	$1,875,465
Current portion of long-term debt	$18,465	$25,489	$43	$—	$38,380	$—	$37,296
Long-term debt	$87,438	$360,578	$466,364	$811,631	$835,210	$838,924	$728,944

Total long-term debt	$105,903	$386,067	$466,407	$811,631	$873,590	$838,924	$766,240
Total liabilities	$156,678	$565,734	$672,226	$1,103,788	$1,127,374	$1,100,132	$1,029,096
Non-controlling interest	$—	$268,131	$242,020	$254,398	$197,076	$241,274	$193,290
Shareholders' or unitholders' equity(3)	$173,724	$639,455	$601,808	$636,765	$587,231	$620,463	$653,079

Total equity	$173,724	$907,586	$843,828	$891,163	$784,307	$861,737	$846,369

Notes:

(1)
Net Income and total equity have been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(2)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

(3)
We are the successor to the Fund. See "About this prospectus supplement."

 Management's discussion and analysis of financial condition and results of operations

The following is a discussion of our consolidated financial condition and results of operations as at and for the three months ended March 31, 2009 and 2008, and as at and for the fiscal years ended December 31, 2008 and 2007. The following discussion is derived from, and should be read in conjunction with, our management's discussion and analysis for the three months ended March 31, 2009 and our management's discussion and analysis for the fiscal year ended December 31, 2008, each of which is incorporated by reference in this prospectus. All dollar amounts in this discussion are in thousands of Canadian dollars, unless otherwise indicated. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see the reconciliation to U.S. GAAP included at note 26 to our audited consolidated financial statements as at and for the fiscal years ended December 31, 2008 and 2007 and the reconciliation to U.S. GAAP included at note 13 to our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2009 and 2008, each of which is incorporated by reference in this prospectus.

Corporate Overview

We are one of the largest vertically integrated waste management companies in North America. Our comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. Our commercial, industrial and residential customers rely on our services to meet their recurring waste management needs. As of March 31, 2009, we served approximately 160,000 commercial and industrial customers and approximately 1.6 million residential customers in 59 markets across 10 U.S. states and five Canadian provinces. We believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate.

Our operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. We believe that collection density provides us flexibility to pursue various price and volume strategies to drive revenue growth, margin expansion and cash flow generation. Our 72 collection operations are supported by our extensive asset footprint, including 34 transfer stations, 22 landfills and 20 recycling facilities. The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model. Our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations. We focus on markets where we can implement our operational philosophy to optimize return on assets and drive additional growth and profitability.

Our contracts with commercial and industrial customers typically have terms of three to five years, have renewal options and generally may not be terminated by the customer prior to the end of the term without a penalty. Our contracts for roll off containers may provide for temporary services, such as the removal of waste from a construction site, and are typically for periods of less than one year. Our fees from these contracts are generally determined by factors such as collection frequency, type of collection equipment furnished, the distance to the disposal or recycling facility, cost of disposal or recycling and type and volume or weight of the waste collected, as well as prevailing local economic conditions.

We provide residential waste management services under a variety of contractual arrangements, including: (i) contracts with homeowners' associations and apartment building owners; (ii) on a subscription basis with individual households; and (iii) contracts with, or franchises granted by, municipalities. Our municipal contracts and municipal franchises typically have three to five year terms, subject to renewal options. Most other arrangements for municipal services have terms that vary from monthly, for subscription service, to up to three years, for contracts with homeowners' associations. We base our municipal collection fees primarily on route density, the frequency and level of service, the distance to the disposal or recycling facility and the cost of disposal or recycling. Collection fees are paid either by the municipalities from their tax revenue or directly by the residents receiving the services.

Our transfer stations are predominantly located near our collection routes. Transfer stations receive the solid waste that has been collected by our own and third-party collection vehicles. We typically use subcontractors to transport the waste from our transfer stations to our own or third-party landfills. The fees charged by us at our transfer collection stations are generally based on the type and volume or weight of the waste transferred and the transportation distance to the landfill.

Landfills are currently the predominant method of disposal for non-hazardous solid waste in North America. Landfill operations typically produce the highest EBITDA(1) margins in the non-hazardous solid waste management business, but involve significant risks and costs associated with permitting, compliance with environmental laws and regulations and higher capital expenditures. The fees charged at landfills, known as "tipping fees," are negotiated rates that vary based on market factors and the type and weight or volume of solid waste deposited. When using privately owned third-party landfills for disposal of our collected waste, we typically try to negotiate disposal arrangements with the landfill operator to obtain volume discounts. However, when using a government owned landfill, we are typically required to pay the set tipping fee applicable to all similar customers for the site.

Our recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which we charge collection and processing fees. Our recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our recycling operations are either separate full-service recycling facilities or are recycling operations operating along with one of our transfer station operations.

We report our financial results in Canadian dollars. Accordingly, changes in the foreign currency exchange rate between Canada and the United States impacts the translated value of our U.S. operating results. U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average foreign currency exchange rate in effect between Canada and the United States during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the foreign currency exchange rate in effect as at the date of the consolidated balance sheet date. Translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income when a reduction in our investment in our foreign operations is realized.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Review of operations—Three months ended March 31, 2009

Financial highlights

Three months ended March 31, 2009

Increase in revenues	$34,471
Percentage increase in revenues	14.1%

Increase in EBITDA(1)	$11,169
Percentage increase in EBITDA(1)	16.7%

Increase in cash generated from operating activities	$18,044
Percentage increase in cash generated from operating activities	42.0%

Increase in free cash flow(1)	$6,941
Percentage increase in free cash flow(1)	22.5%

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Revenues by geography

	Three months ended March 31
	2008	2009	$ Change

Total	$244,347	$278,818	$34,471
Canada	$85,768	$88,396	$2,628
U.S. South	$79,816	$99,684	$19,868
U.S. Northeast	$78,763	$90,738	$11,975

Revenues by service type

	Three months ended March 31, 2009
	Canada	Canada— percentage of gross revenues	United States		United States— percentage of gross revenues

Commercial	$38,754	39.2%	US$	45,895	25.9%
Industrial	17,030	17.2%		25,105	14.2%
Residential	13,885	14.1%		37,925	21.4%
Transfer and disposal	23,842	24.1%		61,504	34.7%
Recycling and other	5,247	5.3%		6,583	3.7%

Gross revenues	98,758	100.0%		177,012	100.0%
Intercompany	(10,362)			(24,102)

Revenues	$88,396		US$	152,910

Gross revenue growth components (excluding foreign currency exchange)

	Three months ended March 31, 2009
	Canada	United States

Price
Core price	3.4%	2.5%
Fuel surcharges	(0.5)%	(1.2)%
Recycled commodities	(0.8)%	(2.5)%

Total price	2.1%	(1.2)%
Volume	(2.0)%	(4.2)%

Total organic growth	0.1%	(5.4)%
Acquisitions	3.7%	2.2%

Total gross revenue growth	3.8%	(3.2)%

The increase in Canadian segment gross revenues is due principally to core price and acquisition growth, approximately $3,200 and $3,500, respectively. Core price growth is due in part to the recovery of recycled commodity price declines. The decline in fuel surcharges is attributable to the decline in the comparative cost of diesel fuel, while the decline in volumes, approximately $1,900, is due in large part to lower third-party waste volumes accepted at our landfills. We remain optimistic that most of the volume shortfalls experienced in the first quarter of 2009 will be recovered over the balance of the year. Recycled commodity pricing declines represent the balance of the change.

Excluding the impact of foreign currency exchange, approximately $21,400, U.S. South segment gross revenues increased approximately $600. Core pricing remained strong and contributed approximately $3,200 to the comparative increase. Fuel surcharges were the primary offsets to core price growth, approximately $1,900, due to the comparative decline in diesel fuel costs. Lower construction and demolition volumes and recycled commodity pricing also contributed to the decline in U.S. South segment gross revenues.

Net of the foreign currency exchange impact, approximately $21,300, gross revenues in the U.S. Northeast segment declined approximately $6,500. Lower industrial collection, transfer and disposal volumes accounted for approximately $7,100 of the comparative decline, while recycling commodity price declines contributed an additional approximately $4,200 to this segment's decline. Acquisitions, approximately $3,800, coupled with net price increases, approximately $1,300, partially offset this decline. Compared to the preceding quarter ended December 31, 2008, our U.S. Northeast segment exhibited stabilizing characteristics in the first quarter of 2009. We are encouraged by this trend and are optimistic about the U.S. Northeast segment's prospects for the balance of 2009.

Operating expenses

	Three months ended March 31
	2008	2009	Change

Total	$147,148	$163,357	$16,209
Canada	$46,544	$45,937	$(607)
U.S. South	$51,402	$59,554	$8,152
U.S. Northeast	$49,202	$57,866	$8,664

The decline in Canadian segment operating expenses is due to lower vehicle operating costs, largely due to a decline in comparative fuel costs, approximately $1,100, and lower expenses incurred for landfill development initiatives, approximately $1,000. These declines were partially offset by higher disposal costs, approximately $1,500. Higher disposal costs are the result of servicing new customers acquired principally through acquisition.

Excluding the impact of foreign currency exchange, approximately $11,500, operating expenses in the U.S. South declined. The decline in operating expenses is due to lower vehicle operating costs, approximately $3,400, which are due in large part to lower fuel costs.

Similarly, operating expenses in the U.S. Northeast segment also declined when foreign currency exchange, approximately $11,200, is excluded. The principal contributor to the operating expense decline is lower disposal volumes and transportation costs. Lower disposal volumes are due to the economic slowdown in the region, while lower transportation costs are due to the comparative decline in fuel costs.

Selling, general and administration (SG&A)

	Three months ended March 31
	2008	2009	Change

Total	$30,341	$37,434	$7,093
Canada	$11,070	$12,604	$1,534
U.S. South	$10,407	$13,864	$3,457
U.S. Northeast	$8,864	$10,966	$2,102

The increase in Canadian segment SG&A is primarily attributable to higher salaries, approximately $1,300. The comparative increase is the result of acquisition and organic growth, additional compensation expense to retain certain executive employees and additional sales staff.

Excluding the impact of foreign currency exchange, U.S. South segment SG&A expense increased approximately $800. The increase is due largely to additional sales staff, salary and facility and office costs and is attributable to organic growth.

The entire U.S. Northeast segment increase is on account of foreign currency exchange, approximately $2,100.

Amortization

	Three months ended March 31
	2008	2009	Change

Total	$42,577	$46,564	$3,987
Canada	$13,592	$14,103	$511
U.S. South	$12,244	$14,152	$1,908
U.S. Northeast	$16,741	$18,309	$1,568

In aggregate, and excluding the impact of foreign currency exchange, approximately $6,300, amortization declined comparatively. Lower amortization expense is attributable to changes in future permitted airspace capacity estimates at our Seneca Meadows landfill, which result in projected landfill construction and development costs being amortized over a higher estimate of landfill capacity.

Interest on long-term debt

	Three months ended March 31
	2008	2009	Change

Total	$13,374	$11,461	$(1,913)
Canada	$2,784	$2,955	$171
United States	$10,590	$8,506	$(2,084)

Higher long-term debt borrowings, partially offset by lower borrowing costs on variable rate lending, is the primary reason for the Canadian segment increase in interest on long-term debt. Higher Canadian segment borrowings are the result of acquisitions, organic growth, capital contributions to our U.S. operations in 2008, and absorbing a larger portion of our distributions and dividends paid to unitholders and shareholders through 2008.

The decline in U.S. segment interest on long-term debt is due to a combination of lower borrowing costs on variable rate lending and lower long-term debt borrowings. Lower long-term debt borrowings are primarily attributable to the application of net proceeds from our common share offering in March 2009 and capital contributions from our Canadian segment in 2008.

Net income tax expense (recovery)

	Three months ended March 31
	2008	2009	Change

Total	$(8,061)	$6,726	$14,787
Canada	$(704)	$4,010	$4,714
United States	$(7,357)	$2,716	$10,073

In Canada, current income tax expense increased by approximately $1,000. The erosion of losses available for carryforward in certain Canadian operating entities is the primary reason for the increase in current income taxes. The balance of the Canadian segment increase is due to an approximately $3,700 increase in future income tax expense. The utilization of losses available for carryforward within the Canadian segment group of companies effectively reduces future income tax assets and increases future income tax expense. In the first quarter of 2009, utilized tax losses accounted for approximately $3,300 of this segment's future income tax expense, compared to a 2008 first quarter recovery of approximately $1,300. The balance of the change is due to net future income tax recoveries recognized on timing differences between the carrying value of Canadian segment intangibles and capital assets and their tax values.

Excluding the impact of foreign currency exchange, approximately $500, income tax expense increased approximately $9,600 period over period for our U.S. segment. Current income tax expense was virtually unchanged comparatively, leaving future income tax expenses as the lone contributor to the comparative increase. Similar to the Canadian segment, the primary contributor to our comparative U.S. segment increase in future income tax expense is the utilization of tax losses available for carryforward. In the first quarter of 2009, our U.S. segment recognized future income tax expense of approximately $2,000 resulting from the utilization of tax losses, compared to a 2008 first quarter recovery of approximately $4,700. The balance of the change is due to higher future income tax recoveries recognized in 2008 on timing differences between the carrying value of U.S. segment capital assets and their tax values.

Foreign currency exchange impact on consolidated results

The following table has been prepared to assist readers in assessing the impact of foreign currency exchange on our consolidated results for the three months ended March 31, 2009.

	Results for 2009 less 2008(2)	Impact of foreign currency exchange(1)(2)	Organic, acquisition and other non-operating changes(2)

Financial highlights
Revenues	$34,471	$36,885	$(2,414)
Operating expenses	16,209	22,744	(6,535)
SG&A	7,093	4,809	2,284

Income before the following (EBITDA(3))	11,169	9,332	1,837
Amortization	3,987	6,288	(2,301)
Interest on long-term debt	(1,913)	1,648	(3,561)
Financing costs	383	—	383
Net gain (loss) on sale of capital and landfill assets	(207)	(12)	(195)
Net foreign exchange loss (gain)	728	27	701
Net loss on financial instruments	(8,387)	109	(8,496)
Other expenses	6	7	(1)

Income before income taxes	16,572	1,265	15,307
Net income tax expense	14,787	526	14,261

Net income	$1,785	$739	$1,046

Review of operations
Revenues—Canada	$2,628	$—	$2,628
Revenues—U.S. South	19,868	19,309	559
Revenues—U.S. Northeast	11,975	17,576	(5,601)

Total revenues	$34,471	$36,885	$(2,414)

Operating expenses—Canada	$(607)	$—	$(607)
Operating expenses—U.S. South	8,152	11,536	(3,384)
Operating expenses—U.S. Northeast	8,664	11,208	(2,544)

Total operating expenses	$16,209	$22,744	$(6,535)

SG&A—Canada	$1,534	$—	$1,534
SG&A—U.S. South	3,457	2,685	772
SG&A—U.S. Northeast	2,102	2,124	(22)

Total SG&A	$7,093	$4,809	$2,284

Cash generated from operating activities	$18,044	$6,097	$11,947
Free cash flow(3)	$6,941	$4,448	$2,493

Notes:

(1)
U.S. segment results, stated in U.S. dollars, for the three month period ended March 31, 2009 multiplied by the difference between the 2009 and 2008 average foreign currency exchange rate.

(2)
Net Income has been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(3)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Other performance measures

Free cash flow(1)

    Cash flow approach

	Three months ended March 31
	2008	2009	Change

Cash generated from operating activities (per statement of cash flows)	$42,934	$60,978	$18,044

Operating
Changes in non-cash working capital items	10,579	1,757	(8,822)
Capital and landfill asset purchases	(21,409)	(25,121)	(3,712)
Other expenses	31	37	6
Financing
Share based compensation	—	(414)	(414)
Financing and landfill development costs (net of non-cash portion)	(728)	383	1,111
Net realized foreign exchange loss (gain)	(624)	104	728

Free cash flow(1)	$30,783	$37,724	$6,941

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

    EBITDA(1) approach

	Three months ended March 31
	2008	2009	Change

EBITDA(1)	$66,858	$78,027	$11,169

Capital and landfill asset purchases	(21,409)	(25,121)	(3,712)
Landfill closure and post-closure expenditures	(245)	(1,527)	(1,282)
Landfill closure and post-closure cost accretion expense	781	924	143
Interest on long-term debt	(13,374)	(11,461)	1,913
Current income tax expense	(1,828)	(3,118)	(1,290)

Free cash flow(1)	$30,783	$37,724	$6,941

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Excluding the impact of foreign currency exchange, approximately $4,400, free cash flow(1) increased comparatively. While we enjoyed increasing EBITDA(1) contributions from our Canadian and U.S. South segments, EBITDA(1) decreased comparatively in the U.S. Northeast. On balance, however, EBITDA(1) increased period over period by approximately $1,800, excluding foreign currency exchange. Contributions from the Canadian and U.S. South segments are attributable to acquisition and organic revenue growth coupled with declines in vehicle operating costs, driven principally by declines in fuel costs. The decline in U.S. Northeast EBITDA(1) contributions is due largely to lower volumes in the region, which are the result of economic weakness. Lower interest on long-term debt, approximately $3,000 (excluding foreign currency exchange), also contributed to the comparative increase. Lower long-term debt levels and lower borrowing costs on variable rate lending in both Canada and the United States are the primary reasons for this decline.

An increase in current income tax expense, approximately $1,000 (excluding foreign currency exchange), coupled with the timing of landfill closure and post-closure expenditures, up approximately $1,000 (excluding foreign currency exchange), partially offset the increases outlined above. The increase in current income tax expense is entirely attributable to the Canadian segment. The Conversion effectively eliminated the Canadian segment's ability to shelter taxable income beyond its available loss carryforwards, which are being eroded at a more vigorous pace since the Conversion. Our change in dividend policy, stemming from the Conversion. The timing of remediation spending in our U.S. Northeast segment is the principal reason for the increase in landfill closure and post-closure expenditures.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Cash flows

	Three months ended March 31
	2008	2009	$ Change

Cash flows generated from (utilized in):
Operating activities	$42,934	$60,978	$18,044
Investing activities	$(41,758)	$(22,968)	$18,790
Financing activities	$3,373	$(40,497)	$(43,870)

Operating activities

Foreign currency exchange accounts for approximately $6,100 of the period over period change, while changes in non-cash working capital contributed approximately $8,800. Changes to our dividend policy, which occurred in conjunction with the Conversion, coupled with our common share offering in March 2009, contributed to the increase in dividends payable, and, accordingly, non-cash changes in working capital of approximately $16,800. Declines in accounts payable and accrued charges partially offset the increase in dividends payable, and their declines represent timing differences in capital and landfill asset accruals coupled with management compensation payments made in the first quarter.

Investing activities

The decrease in cash utilized in investing activities is due almost exclusively to a decline in acquisitions period over period, approximately $18,800. The repayment of long-term debt, coupled with a continued focus on the existing business operations, has curtailed our current period acquisition activity. Working capital adjustments were the primary contributors to the rise in capital and landfill purchases, due principally to assets required to satisfy new contract wins and landfill construction activities, while net proceeds on the sale of capital and landfill assets partially offset these increases.

Financing activities

Net proceeds from our common share offering, approximately $88,400, were directed to the repayment of U.S. long-term debt facility borrowings. In addition, we applied approximately $38,100 of cash generated from operating activities and the sale of capital and landfill assets to the repayment of long-term debt in both Canada and the United States, compared to net borrowings of approximately $34,600 in the prior period. Changes to our dividend policy, coupled with a decline in our acquisition activity, is the primary reason for the decline in net borrowings period over period.

Review of operations—Year ended December 31, 2008

Financial highlights

Year ended December 31, 2008

Increase in revenues	$199,673
Percentage increase in revenues	21.8%

Increase in EBITDA(1)	$34,664
Percentage increase in EBITDA(1)	12.6%

Increase in cash generated from operating activities	$12,506
Percentage increase in cash generated from operating activities	5.8%

Increase in free cash flow(1)	$35,983
Percentage increase in free cash flow(1)	54.1%

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Revenues

	Year ended December 31

	2007	2008	$ Change

Total	$917,357	$1,117,030	$199,673
Canada	$336,527	$391,078	$54,551
U.S. South	$314,690	$360,828	$46,138
U.S. Northeast	$266,140	$365,124	$98,984

The increase in consolidated revenues is due in part to organic Canadian and U.S. segment growth, approximately $31,200 and $13,800, or 9.7% and 2.4%, respectively. Canadian segment organic growth is the result of volume and pricing growth, 5.3% and 4.0%, respectively, coupled with a marginal increase in revenues from recycled commodity pricing, 0.4%. Organic growth in our U.S. segment is due principally to stronger pricing, 3.3%, partially offset by a decline in volumes, (0.9%). U.S. segment recycling commodity pricing remained unchanged year over year. Organic growth excludes the impact of fuel and environmental surcharges, acquisitions and foreign currency translation. Acquisitions contributed approximately $137,000 to the change year to year, with the most pronounced contribution coming from the Winters Bros. acquisition. Fuel and environmental surcharges represent the balance of the change.

Our U.S. Northeast segment continued to experience the impact of an overall economic slowdown. Falling commodity prices also impacted organic revenue growth, and the impact was most notable in our U.S. Northeast segment.

Operating expenses

	Year ended December 31

	2007	2008	$ Change

Total	$531,614	$671,996	$140,382
Canada	$175,305	$209,229	$33,924
U.S. South	$204,323	$228,354	$24,031
U.S. Northeast	$151,986	$234,413	$82,427

Higher total disposal and labor costs, approximately $92,200 and $35,200, respectively, are attributable to higher collected waste volumes in our Canadian segment, and higher costs to service new and existing customers, contracts and acquisitions. The balance of the change is due principally to higher vehicle operating costs and repairs and maintenance expense due largely to the higher cost of fuel and an increase in our fleet of service vehicles required to service new and acquired customers and new contracts. The impact of higher fuel costs was most pronounced in the U.S. Northeast segment, and more specifically at the Seneca Meadows landfill. The consumption of fuel, coupled with the absorption of fuel price increases charged by third-party haulers of waste to the landfill, were absorbed by us as a result of operating conditions in this market.

SG&A

	Year ended December 31

	2007	2008	$ Change

Total	$110,208	$134,835	$24,627
Canada	$41,504	$48,806	$7,302
U.S. South	$40,743	$46,181	$5,438
U.S. Northeast	$27,961	$39,848	$11,887

Higher total salaries represent approximately $11,600 of the total increase. Acquisition and organic growth are the primary reasons for the increase in total salaries. Compensation expense to retain certain executive employees, recorded in our Canadian segment, totals approximately $1,600. Higher facility and office costs, as a result of acquisition and organic growth, approximately $5,100, and higher professional fees and corporate development costs are the primary reasons for the balance of the change.

Amortization

	Year ended December 31

	2007	2008	$ Change

Total	$161,006	$178,703	$17,697
Canada	$57,538	$58,536	$998
U.S. South	$50,561	$51,851	$1,290
U.S. Northeast	$52,907	$68,316	$15,409

In aggregate, higher intangible and capital asset amortization is due in large part to acquisitions and growth capital expenditures through 2007 and 2008 and represents approximately $8,200 and $15,700 of the increase, respectively. Revisions to cash flow estimates for landfill closure and post-closure costs and lower amortization rates for most Canadian owned landfills due to estimated capacity revisions, are the primary reason for the decline in landfill asset amortization. Lower landfill volumes received by certain landfills operating in our Northeast segment coupled with foreign currency translation are the primary reason for the balance of the change.

Interest on long-term debt

	Year ended December 31

	2007	2008	$ Change

Total	$42,964	$53,737	$10,773
Canada	$10,567	$12,092	$1,525
United States	$32,397	$41,645	$9,248

Financing the acquisition of Winter Bros. with long-term debt is the primary reason for the U.S. segment increase. The balance of the U.S. segment change is due to borrowing for growth expenditures, working capital and acquisition financing, partially offset by a decline in the variable lending rate and IRB financings completed in 2007. The Canadian segment increase is on account of financing acquisitions, growth, working capital expenditures and absorbing a larger portion of our dividend paid to our shareholders, partially offset by a decline in variable rate lending.

Income tax expense (recovery)

	Year ended December 31

	2007	2008	$ Change

Total	$4,697	$6,060	$1,363
Canada	$8,091	$4,490	$(3,601)
United States	$(3,394)	$1,570	$4,964

Current and future income taxes each decreased by approximately $1,800 for our Canadian segment. Amalgamations which occurred in conjunction with the Conversion effectively allowed various Canadian operating subsidiaries to immediately utilize available loss carryforwards within our group of companies, which resulted in a corresponding decline in current income tax. In the prior year, we recognized future income tax expenses, approximately $5,400, due to the utilization of future income tax assets associated with timing differences between accounting and tax for deferred financing costs and offering expenses. In the current year, the equivalent future income tax expense for these same items was approximately $200, resulting in a year over year decline in future income tax expense of approximately $5,200. This future income tax expense decline was partially offset by the utilization of loss carryforwards in the current year. In the prior year, we recognized a future income tax recovery, approximately $1,300, compared to a future income tax expense of approximately $1,700, which as outlined above, is due in large part to amalgamations that occurred in conjunction with the Conversion.

The increase in U.S. segment income tax expense is due almost entirely to an increase in future income tax expense, approximately $4,900. The increase in future income tax expense is due largely to recoveries recognized in the prior year, approximately $4,500 (current year $nil), comprised principally of movements in capital assets and deferred financing costs.

Foreign currency exchange impact on consolidated results

The following table has been prepared to assist readers in assessing the impact of foreign currency exchange on our consolidated results for the year ended December 31, 2008.

	Results for 2008 less 2007(2)	Impact of foreign currency exchange(1)(2)	Organic, acquisitions and other non-operating changes(2)

Financial Highlights
Revenues	$199,673	$(4,737)	$204,410
Operating expenses	140,382	(3,019)	143,401
SG&A	24,627	(561)	25,188

Income before the following (EBITDA(3))	34,664	(1,157)	35,821
Amortization	17,697	(784)	18,481
Interest on long-term debt	10,773	(272)	11,045
Financing costs	(3,689)	(15)	(3,674)
Net gain on sale of capital assets	514	2	512
Net foreign exchange (gain) loss	(14,324)	4	(14,328)
Net loss on financial instruments	1,276	(70)	1,346
Conversion costs	3,347	—	3,347
Other expenses	83	(1)	84

Income before income taxes	18,987	(21)	19,008
Net income tax expense	1,363	(10)	1,373

Net income	$17,624	$(11)	$17,635

Review of Operations
Revenues—Canada	$54,551	$—	$54,551
Revenues—U.S. South	46,138	(2,354)	48,492
Revenues—U.S. Northeast	98,984	(2,383)	101,367

Total Revenues	$199,673	$(4,737)	$204,410

Operating expenses—Canada	$33,924	$—	$33,924
Operating expenses—U.S. South	24,031	(1,489)	25,520
Operating expenses—U.S. Northeast	82,427	(1,530)	83,957

Total operating expenses	$140,382	$(3,019)	$143,401

SG&A—Canada	$7,302	$—	$7,302
SG&A—U.S. South	5,438	(301)	5,739
SG&A—U.S. Northeast	11,887	(260)	12,147

Total SG&A	$24,627	$(561)	$25,188

Cash generated from operating activities	$12,506	$(953)	$13,459
Free cash flow(3)	$35,983	$(203)	$36,186

Notes:

(1)
U.S. segment results, stated in U.S. dollars, for the year ended December 31, 2008 multiplied by the difference between the 2008 and 2007 average foreign currency exchange rates.

(2)
Net income has been restated to reflect our early adoption of the new accounting standard for non-controlling interests.

(3)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Other performance measures

Free cash flow(1)

    Cash flow approach

	Year ended December 31

	2007	2008	change

Cash generated from operating activities (per statement of cash flows)	$217,415	$229,921	$12,506

Operating
Changes in non-cash working capital items	(6,177)	16,113	22,290
Capital and landfill asset purchases	(155,869)	(147,990)	7,879
Other expenses	48	131	83
Financing
Share or trust unit based compensation	—	(675)	(675)
Financing and deferred costs (net of non-cash portion)	7,063	2,257	(4,806)
Conversion costs	—	3,347	3,347
Net realized foreign exchange (gain) loss	3,988	(653)	(4,641)

Free cash flow(1)	$66,468	$102,451	$35,983

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

The increase in free cash flow(1), applying the cash flow approach, is due largely to higher amounts of cash generated from operating activities and higher working capital uses, coupled with lower capital and landfill asset purchases due to less net new business growth in the United States.

    EBITDA(1) approach

	Year ended December 31

	2007	2008	change

EBITDA(1)	$275,535	$310,199	$34,664

Capital and landfill asset purchases	(155,869)	(147,990)	7,879
Landfill closure and post-closure expenditures	(4,541)	(2,158)	2,383
Landfill closure and post-closure cost accretion expense	3,086	3,212	126
Interest on long-term debt	(42,964)	(53,737)	(10,773)
Current income tax expense	(8,779)	(7,075)	1,704

Free cash flow(1)	$66,468	$102,451	$35,983

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

The increase in free cash flow(1), applying the EBITDA(1) approach, is due largely to higher EBITDA(1) contributions, due principally from acquisition and organic growth. Higher interest expense on long-term debt was partially offset by lower capital and landfill asset purchases and lower landfill closure and post-closure expenditures. Lower landfill closure and post-closure expenditures were due in part to lower remediation expenditures at our Seneca Meadows landfill, coupled with variations in the timing of spending in both Canada and the United States.

Liquidity and capital resources

    Long-term debt

	As at March 31, 2009

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the consolidated balance sheet)	Available capacity

Canadian long-term debt facilities
Senior secured debentures, series A	$47,000	$47,000	$—	$—
Senior secured debentures, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$136,000	$24,916	$144,084
U.S. long-term debt facilities
Term loan	US$195,000	US$195,000	US$ —	US$ —
Revolving credit facility	US$588,500	US$276,000	US$126,903	US$185,597
IRBs	US$104,000	US$104,000	US$ —	US$ —

    Contractual Obligations

	As at March 31, 2009

	Payments due

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$965,615	$47,000	$729,554	$—	$189,061
Landfill closure and post-closure costs, undiscounted	497,833	11,360	18,231	24,119	444,123
Operating leases	41,195	7,497	9,973	7,932	15,793
Other long-term obligations(1)	21,000	—	—	—	21,000

Total contractual obligations	$1,525,643	$65,857	$757,758	$32,051	$669,977

Notes:

(1)
Other long-term obligations include payments on account of a license agreement to use the trade name "BFI" and the related logo for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

We plan to draw on our available Canadian revolving credit facility capacity to repay our senior secured series A debentures which mature on June 26, 2009. Drawing on the revolving credit facility has no impact on the Canadian segment's funded debt to EBITDA(1) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings in its determination. If interest rates on variable rate lending remain at current levels, we will enjoy an interest expense savings of approximately 4.0% on $47,000 of borrowings from the date of repayment through the balance of 2009.

U.S. term loan and revolving credit facility

Effective March 31, 2009, the funded debt to EBITDA(1) covenant declined to a maximum of 4.0 times. Concurrently, our long-term U.S. debt facility, which we sometimes refer to in this prospectus supplement as the "U.S. Credit Agreement," precludes our U.S. corporation from paying dividends should the funded debt to EBITDA(1) ratio exceed 3.9 times, which is a decline from the previous threshold of 4.15 times.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

Long-term debt to EBITDA(1)

At March 31, 2009, we were not in default of our long-term debt facility covenants. Our long-term debt to EBITDA(1) covenant obligations are not subject to foreign currency exchange fluctuations. Accordingly, holding the foreign currency rate between Canada and the United States at parity results in a long-term debt to EBITDA(1) ratio of 2.71 times. Readers are reminded that contributions to EBITDA(1) from acquisitions completed within the last twelve months are not included in the foregoing ratio and that we have two revolving credit facilities to support our Canadian and U.S. segment operations which require financial covenant tests to be prepared independently.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures.".

Funded debt to EBITDA(1)

At March 31, 2009, long-term debt to EBITDA(1) for Canada and the United States, as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facility covenants, are as follows:

	Canada	U.S.

Funded debt to EBITDA(1)	1.96	3.44
Funded debt to EBITDA(1) maximum(2)	2.75	4.00

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures."

(2)
The U.S. long-term debt facility funded debt to EBITDA(1) covenant contractually declined to a maximum of 4.0 on March 31, 2009 from a maximum of 4.25 at December 31, 2008. Concurrently, the U.S. long-term debt facility precludes IESI from paying dividends should the funded debt to EBITDA(1) ratio exceed 3.9 (December 31, 2008—4.15). We expect to fund all, or a significant portion of, our 2009 dividend payments from our Canadian operations and have applied the net proceeds from our common share offering in March 2009 to repay U.S. revolving credit facility advances. We also intend to use the net proceeds of this offering to repay a portion of our outstanding borrowings under the revolving credit facility established by our U.S. long-term debt facility.

Risks and restrictions

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. We have hedged US$195,000 of variable rate interest on our U.S. long-term debt facility. The balance of drawings on the U.S. long-term debt facility, US$276,000, together with amounts drawn on our Canadian revolving credit facility totaling $136,000, and amounts drawn on a portion of the IRBs, US$59,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a US$2,760, $1,360, and US$590, change in annualized interest expense incurred on our U.S. long-term debt facility, Canadian revolving credit facility, and IRBs, respectively.

We are obligated under the terms of our debentures, term loan, revolving credit facilities and IRBs to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities was to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

The terms of the facilities contain restrictive covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on common shares and Participating Preferred Shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of the facilities was to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Our management actively reviews our financing alternatives.

Critical accounting estimates

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to the following: engineering estimates for materials, labor and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups and inherent uncertainties due to the timing of work performed, our credit standing, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and governmental oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labor and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel price or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

All else equal, a decline in either of the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs at any given time, as costs are estimated applying present value techniques. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates at any given time.

Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

All else equal, a decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs at any given time. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are estimated at least annually using survey information typically provided by independent engineers. An increase in capacity estimates, due to changes in the landfill's operating permit or design, deemed permitted capacity assumptions or compaction, does not impact recorded landfill closure and post-closure costs reported at any given time, but does affect the recognition of expense in subsequent periods. All else equal, accretion expense recorded to operating expenses will increase and thereby reduce EBITDA(1), with a corresponding decrease in landfill amortization expense. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive effect on our financial condition and operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through governmental oversight and regulation could have a material adverse or positive effect on our financial condition and operating performance. If the timing of expenditures becomes more near term, recorded landfill closure and post-closure cost estimates will increase. Changes to governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill's operating permit inactive will result in us accelerating the recognition of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfill's operation or our ability to operate as a going concern.

Notes:

(1)
For a discussion of non-GAAP measures, see "Non-GAAP measures."

Landfill assets

Similar to landfill closure and post-closure costs, the determination of amortization rates for landfill assets requires us to employ a variety of assumptions, including but not limited to the following: engineering estimates for materials and labor to construct landfill capacity, inflation, landfill capacity estimates and governmental oversight and regulation.

Changes to any of the foregoing estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impact estimated costs to construct or impacts capacity, may have a material adverse or positive effect on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.

Included in the capitalized cost of landfill assets are amounts incurred to develop, expand and secure the landfill's operating permit. These amounts are amortized over the period the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill's operating permit inactive will result in us recognizing an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfill's operation or our ability to operate as a going concern.

Goodwill

We test goodwill for impairment at least annually or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The impairment test is a two step test. The first test requires us to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds it fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess.

The fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. To establish fair value, we may employ one or more valuation techniques including a market multiple based approach. Accordingly, if our enterprise value declines due to share price erosion or our EBITDA(1) declines as a result of a more pronounced and continuing recession, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

We will continue to monitor both economic and financial conditions and re-perform our goodwill test for impairment as conditions warrant.

Notes:

(1)
For a discussion of non-GAAP measures, see "Non-GAAP measures."

Income taxes

Future income taxes are calculated using the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on future income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of future income tax assets.

Significant changes to substantively enacted tax rates or laws, or estimates of timing difference reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize our tax loss carryforwards which could have a significant impact on future income taxes.

Accrued accident claims reserve

Our U.S. operations are self-insured for certain general liability, auto liability and workers' compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of US$250, depending on the policy period in which the claim occurred. Annually, we use independent actuarial reports as a basis for developing estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to, the following: estimates of our allowance for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; and estimates used in the development of employee future benefit plan amounts, including but not limited to discount rates, expected long-term rates of return on plan assets, rates of compensation increases and the average remaining service period for active employees.

New accounting policies adopted

Goodwill and intangible assets

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants (CICA) accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. The adoption of CICA 3064 had no impact on our consolidated financial statements.

Business combinations

Effective January 1, 2009, we early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes, including but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.

Consolidated financial statements

Effective January 1, 2009, we early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Adopting this standard had no effect on our previously reported consolidated financial statements.

Non-controlling interests

Effective January 1, 2009, we early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions. Adopting CICA 1602 changes our presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders' equity and non-controlling interest. Adopting this section affects our determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

New accounting policies requiring adoption

International Financial Reporting Standards (IFRS)

On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We filed the prospectus and applied for a listing on the NYSE in May 2009. We expect to report our consolidated financial results in U.S. GAAP commencing in the second quarter of 2009 and expect to transition to IFRS in accordance with the timing set forth by the SEC.

Definitions of EBITDA and free cash flow

All references to "EBITDA" are to "income before the following" on the consolidated statement of operations and comprehensive income or loss. "Income before the following" excludes some or all of the following, as applicable: "amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses and income taxes." EBITDA is a term used by us that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by management as either non-cash (in the case of amortization, certain financing costs, net gain or loss on financial instruments, net foreign exchange gain or loss, and future income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, certain financing costs, conversion costs, other expenses and current income taxes). EBITDA is a useful financial and operating metric for management, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow. The underlying reasons for exclusion of each item are as follows:

Amortization—as a non-cash item amortization has no impact on the determination of free cash flow.

Interest on long-term debt—interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in EBITDA.

Financing costs—financing costs are a function of our treasury/financing activities and represents a different class of expense than those included in EBITDA.

Net gain or loss on sale of capital and landfill assets—proceeds from sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay our revolving credit facility.

Net foreign exchange gain or loss—as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow.

Net gain or loss on financial instruments—as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow.

Conversion costs—Conversion costs represent professional fees incurred on our conversion from an income trust to a corporation. Conversion costs represent a different class of expense than those included in EBITDA.

Other expenses—other expenses typically represent amounts paid to certain management of acquired companies who are retained by us. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.

Income taxes—income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income or loss are detailed under "Selected consolidated financial data" beginning with "income before the following" and ending with "net income or loss."

We have adopted a measurement called "free cash flow" to supplement net income or loss as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by GAAP, is prepared before dividends and distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. based companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend. All references to "free cash flow" have the meaning set out in this note.

 Our business

Our company

We are one of the largest vertically integrated waste management companies in North America. Our comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. Our commercial, industrial and residential customers rely on our services to meet their recurring waste management needs. As of March 31, 2009, we served approximately 160,000 commercial and industrial customers and approximately 1.6 million residential customers in 59 markets across 10 U.S. states and five Canadian provinces. We believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate.

Our operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. We believe that collection density provides us flexibility to pursue various price and volume strategies to drive revenue growth, margin expansion and cash flow generation. Our 72 collection operations are supported by our extensive asset footprint, including 34 transfer stations, 22 landfills and 20 recycling facilities. The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model. Our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations. We focus on markets where we can implement our operational philosophy to optimize return on assets and drive additional growth and profitability.

We benefit from longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability to our base business. The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three to five years. These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments and the ability to pass through fuel, environmental, commodity and other surcharges in order to mitigate increasing expenses. Many of our contracts with commercial and industrial customers automatically renew after their current term.

We are highly focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base. We believe that improving asset utilization drives our growth and profitability. We have a proven track-record of employing our operating strategy, having generated revenue, EBITDA(1) and free cash flow(1) compound annual growth rates of approximately 18.1%, 14.6% and 20.6%, respectively, over the past three years. We generated revenues of $1,117.0 million and net income of $55.6 million for the fiscal year ended December 31, 2008 and our EBITDA(1) was $310.2 million for the same period.

Our industry

The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered by the non-hazardous solid waste management industry are summarized below.

Collection.    Collection of non-hazardous solid waste consists of commercial, industrial and residential collection. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large rectangular roll-off containers from manufacturing businesses or construction and demolition sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners' associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a landfill or a recycling facility.

Transfer stations.    Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Non-hazardous solid waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal facilities or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle non-hazardous solid waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills.    Landfills are the primary waste disposal facilities for all types of non-hazardous solid waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

Other disposal facilities.    Other alternative disposal facilities include incineration or composting facilities. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam.

Recycling.    Recovery and recycling involve operations in which certain types of waste material (including wood, paper, cardboard, plastic, glass, aluminum and other metals) are sorted, processed and resold as recycled material. In many jurisdictions, commercial, industrial and residential customers pay a fee for the removal of recyclable waste from their premises. After collection and sorting, purchasers generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, typically a landfill.

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labor and capital resources. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. In addition, the industry is characterized by the following dynamics:

Recession resistance.    The non-hazardous solid waste management industry meets an essential need of communities and businesses. Waste management services remain a necessity regardless of the level of economic activity. Revenues from commercial waste collection services generally do not decrease significantly during periods of slower economic activity because the number of pick-ups required by commercial waste generators generally does not materially change during such periods. The volume of waste collected at each commercial waste pick-up may decrease during periods of slower economic activity due to changes in consumption patterns, resulting in decreased disposal costs for hauling companies. The reduction in tipping volumes will result in decreased revenues for landfill operators. We believe that revenues from residential non-hazardous solid waste management services are not as volume sensitive because the number of households for which collection services are provided does not generally change in periods of slower economic activity. Revenues from industrial waste collection services are, however, thought to be more closely tied to economic conditions due to the sensitivity of the C&D and manufacturing sectors to changes in the economy.

Vertical integration.    Vertical integration in the non-hazardous solid waste management industry, or "internalization," is the collection and disposal of waste by a waste management company into its own transfer station, landfill or other waste disposal facility or recycling facility. Internalization enables costs to be controlled by avoiding third-party landfill tipping fees and allows for greater asset utilization within the business. Larger operators with greater financial resources, expertise and experience are able to build, through market development initiatives and acquisitions, vertically-integrated, cost-effective operations consisting of collection operations, transfer stations, landfills or other waste disposal facilities and recycling facilities. Vertically-integrated companies can be assured of access to a landfill or other waste disposal facilities on favorable terms and of a steady supply of waste at such facilities, which is needed in order to economically operate these facilities. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills close and collected waste is often transported further from collection markets. Generally, the larger and most profitable industry operators are those companies that are vertically integrated in their operations, and thereby have greater control over their waste stream from collection to disposal.

Consolidation.    The North American non-hazardous solid waste management industry generated approximately US$60 billion in revenue in 2008. Seven public companies generate approximately 40% of these revenues, with the remaining revenues being generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. We believe that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs. As a consequence, non-hazardous solid waste management companies are generally operating larger, longer-term landfills that service larger geographical areas. Larger waste management companies are also generally able to achieve greater internalization from their operations.

Our strengths

Leading market positions.    Our ability to develop and maintain strong collection operations in dense, urban markets is fundamental to our operating philosophy. Therefore, we have focused our operations in markets with sufficient collection density to support our broader price and volume strategies. For example, we believe that we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate. In many markets, we combine our collection operations with our transfer stations and landfills that are strategically located adjacent to the urban centers we serve. This integration of our assets allows us to increase internalization rates and margins. We believe that our ability to internally dispose of a substantial amount of our collected waste from a local market provides an economic advantage over those market participants that must rely to a greater extent on third parties for disposal services. In addition, we believe the location of our landfills often allows us to take in substantial third-party volume at attractive prices.

Asset productivity driven by market density.    The density of the urban markets we serve provides various opportunities to enhance the productivity of our collection and disposal assets. Through extensive field training programs, our management team has implemented an analytical and practical approach to managing the business at the local market level in order to optimize asset productivity and return on invested capital. We believe that our focus on key productivity metrics, including return on maintenance capital and revenue per hour, allows us to continually improve the utilization of our assets, pursue pricing and volume strategies and generate free cash flow.(1)

Customer and geographic diversification.    Our customer base and asset profile are highly diversified across geography. As of March 31, 2009, we served approximately 160,000 commercial and industrial customers and approximately 1.6 million residential customers across 10 U.S. states and five Canadian provinces. Our geographic diversity serves to insulate our overall operating performance from volatility in local markets and our strong, stable margin profile in Canada supports improving margins in our U.S. regions. For example, in fiscal year 2008 our Canada, South and Northeast regions generated EBITDA(1) margins of 34.0%, 23.9% and 24.9%, respectively. In addition, our stable commercial and residential customer base mitigates the impact of our more economically cyclical industrial and recycling business on our overall operating performance.

Long-term customer relationships.    We have established long-term relationships with a large number of organizations, including municipalities and other governmental agencies and small, medium and large enterprises. Our focus on customer service has resulted in strong customer loyalty and an ability to sign long-term contracts with many of our customers. The typical long-term customer contract has a three to five year term and provides for automatic renewal, subject to certain termination rights in favor of the customer. These contracts typically provide us with the ability to make annual indexed fee adjustments and adjustments to cover increases in certain costs, including fuel, environmental, disposal and transportation costs. Our stable customer base and significant contracted revenue base provides us with visible, recurring cash flow.

Proven management team.    We have a proven senior management team, averaging 26 years of experience. Since our founding in 2000, our management team has demonstrated an impressive track record of both organic and acquisitive growth. Over the past three years, we have generated compound annual revenue and EBITDA(1) growth of approximately 18.1% and 14.6%, respectively. In addition, our executives have exhibited a disciplined approach to managing acquisition growth, successfully integrating over 50 "tuck-in" and larger acquisitions, including IESI and Winters Bros.

Our strategy

Increase collection density.    We seek to compete in high density, urban markets that provide the opportunity to develop significant market positions. Our ability to increase collection density in a given market greatly enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital.    We seek to balance the composition of our assets within a region in order to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated EBITDA(1) margins of approximately 34% in each of the last five years. We intend to execute a variety of strategies to adjust our asset mix and improve our EBITDA(1) margins in our U.S. operations. For example, our asset footprint in our Northeast region has a higher landfill proportion than we deem optimal. In this market, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets.

Generate internal growth.    We seek to leverage our strong market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing infrastructure. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offering.

Enhance internalization.    We seek to increase the internalization in the markets we serve by controlling the waste stream, from our collection operations through to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business. Our internalization rate was approximately 52% in fiscal year 2008. We believe vertical integration is critical to ensuring our access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate such facilities. We aim to increase route density and acquire assets that enhance vertical integration opportunities in a market in order to support our internalization goals.

Pursue strategy enhancing acquisitions.    We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(1) basis before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We have identified a significant acquisition pipeline that meets our strategic criteria. We believe that our experienced management, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Our operations

We operate in 59 markets across North America. In the United States, we provide our services in 39 markets, which include 53 collection operations, 28 transfer stations, 17 landfills, 12 recycling facilities. Our U.S. operations are primarily focused on two geographic regions: the South Region, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi, and the Northeast Region, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. Our Canadian operations provide our services in 20 markets, which include 19 collection operations, six transfer stations, five landfills, eight recycling facilities and one landfill gas-to-energy facility. Our Canadian operations are located in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

Service and asset footprint

Commercial and industrial collection.    As at March 31, 2009, we provided collection services to approximately 160,000 commercial and industrial customers. We provide hand collection and containerized services to a wide variety of commercial and industrial customers. Most commercial and industrial customers are provided with containers that are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of the large roll-off containers, to be loaded onto the collection vehicle. Our standard commercial containers generally range in size from one to eight cubic yards and roll-off containers generally range in size from 10 to 40 cubic yards.

Residential collection.    As of March 31, 2009, we provided collection services to approximately 1.6 million residential customers.

Transfer Stations.    We operate 34 transfer stations, which are located near many of our collection routes and which receive the non-hazardous solid waste that has been collected by our own and third-party collection vehicles. We typically use subcontractors to transport the waste from our transfer stations to our own or third-party landfills. Transfer station fees are generally based on the cost of processing, transporting and disposing the waste.

We believe that our transfer stations benefit us by aggregating waste from a wider area, thereby improving the utilization of collection personnel and equipment. This increases the volume of waste directed at the landfills that we operate. Our transfer stations also help us build relationships with the municipalities and private operators that deliver waste to the transfer stations, which can lead to additional growth opportunities. We believe that, as increased regulations and public pressure restrict the development of landfills in urban and suburban areas, transfer stations will increasingly be used as an efficient means to process and transport waste to landfills and other disposal sites.

Landfills.    We own or operate 22 landfills. We monitor the available permitted disposal capacity of our landfills on a regular basis and evaluate whether to seek to expand this capacity. In making this evaluation, we consider various factors, including the volume of waste disposed of at the landfill, available acreage, the likelihood of obtaining the necessary approvals and permits and the costs associated with these items.

Recycling.    We own or operate 20 recycling facilities. Our recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which we charge collection and processing fees. Our recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our recycling operations are either separate full-service recycling facilities or are recycling operations operating along with one of our transfer station operations.

Landfill gas.    Our Seneca Falls, New York and Bethlehem, Pennsylvania landfills have landfill gas recovery systems that transfer methane gas from the landfill to independently-owned facilities at which the gas is converted into electricity. We also own and operate a power generating plant located at our Lachenaie site, which collects landfill gas, cleans the gaseous residue and then uses the cleaned gas to power reciprocating engines that produce electricity. This plant produces approximately 3.7 megawatts of electrical power annually, the equivalent of providing the required electricity to approximately 2,500 homes. The electrical power generated at the Lachenaie site is sold to Hydro Québec under a 25 year contract that commenced in January 1996 at fixed rates per year, with annual increases generally based on a pre-determined formula.

Regional overview

U.S. South

Our South Region operations serve customers in the states of Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi. The South Region currently serves more than 66,000 commercial and industrial customers and 813,000 residential customers. In this region, we operate 45 collection operations, 16 transfer stations, 11 solid waste landfills, three C&D landfills and two recycling facilities. A substantial portion of our operations in this region are fully or partially integrated, which enables us to internalize approximately 49% of the waste that we handle. We have 297 exclusive municipal contracts generating more than one-third of the South Region's revenue.

U.S. Northeast

Our Northeast Region services customers located in the states of New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. The Northeast Region currently serves more than 33,000 commercial and industrial customers and 27,000 residential customers. In this region, we operate eight collection operations, 12 transfer stations, three solid waste landfills and 10 recycling facilities. We have 24 municipal contracts in the Northeast Region, providing a variety of commercial, industrial and residential collection services and transfer station services consisting of transfer and disposal.

Our Northeast Region collection and transfer station operations primarily serve the New York City and Long Island markets. The New York City market is the largest solid waste market of any city in the United States. One of the three residential solid waste landfills we own in the Northeast market is our Seneca Falls, New York landfill. The Seneca Falls landfill is the largest landfill in the State of New York, as measured by average daily volume. Under our municipal contracts with New York City, we transfer and dispose of up to 1,900 U.S. tons per day of residential solid waste that New York City collects and deposits at our or third-party transfer stations. We are one of approximately seven companies that New York City has contracted with to service its collected residential solid waste. Our Northeast Region currently internalizes approximately 47% of the total volume of waste that it handles.

Canada

Our Canadian operations service approximately 63,000 commercial and industrial customers and 721,000 residential customers in British Columbia, Alberta, Manitoba, Ontario and Québec. Our Canadian operations include 19 collection operations, six transfer stations, four owned landfills and eight recycling facilities and one landfill gas-to-energy facility. We also operate one landfill. Our Canadian operations currently internalize approximately 58% of the total volume of the waste that they handle.

Landfill matters

The following tables reflect the estimated remaining operating lives in years for the landfills that we own or operate under contractual agreements, and are based on our internal estimates of remaining and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2008. The estimated remaining operating lives assume the renewal of required operating permits.

	As of December 31, 2008
	0 to 5	6 to 10	11 to 20	21 to 30	31 to 40	41 to 50	51+	Total

Owned landfills	1	4	2	2	2	1	5	17
Operated landfills(1)	1	2	2	—	—	—	—	5

	2	6	4	2	2	1	5	22

Notes:

(1)
The estimated remaining lives for operated landfills are based on the contractual life, not the life of the site.

The following tables reflect landfill airspace activity for active landfills owned or operated by us in the United States for the year ended December 31, 2008.

	Balance as of December 31, 2007	New expansions undertaken	Landfills acquired, net of divestitures	Permits granted	Airspace consumed	Changes in engineering estimates	Balance as of December 31, 2008

Permitted airspace:
U.S. tons (in thousands)	118,936	0	0	848	(5,171)	9,755	124,368
Number of sites	17		0				17
Expansion airspace:
U.S. tons (in thousands)	32,119	30,439	0	(848)		9,677	71,387
Number of sites	8	1	0	(2)		0	7

Total available disposal capacity:
U.S. tons (in thousands)	151,055	30,439	0	0	(5,171)	19,432	195,755
Number of sites	17		0				17

The following tables reflect landfill airspace activity for active landfills owned by us in Canada for the year ended December 31, 2008.

	Balance as of December 31, 2007	New expansions undertaken	Landfills acquired, net of divestitures	Permits granted	Airspace consumed	Changes in engineering estimates	Balance as of December 31, 2008

Permitted airspace:
Tonnes (in thousands)	25,750	0	0	1,300	(2,847)	2,047	26,250
Number of sites	4	0	0	0	—	—	4
Expansion airspace:
Tonnes (in thousands)	24,300	0	0	(1,300)	0	(1,750)	21,250
Number of sites	1	0	0	0			1

Total available disposal capacity:
Tonnes (in thousands)	50,050	0	0	0	(2,847)	297	47,500
Number of sites	4		0				4

Equipment

In the United States, we own more than 1,305 waste collection vehicles and 387 support vehicles. The average age for our routed collection vehicles is approximately five to six years. We also own various other equipment, including, carts, containers, commercial compactors and 327 pieces of heavy equipment used at our U.S. landfills, transfer stations, and recycling facilities.

In Canada, we own approximately 496 routed waste collection vehicles and approximately 47 pieces of heavy equipment used in our landfill operations. The average age of our routed waste collection vehicles is between five and six years.

We believe that our vehicles and equipment are well maintained and adequate for our current operations. We intend to make investments in additional equipment for expansion and replacement of assets and in connection with future acquisitions as needed.

Sales and marketing

Our sales and marketing organization operates on a decentralized basis. Each district has its own direct sales and marketing group, which works under the direction of a district manager or a sales manager who reports to the district manager. Each member of our sales team is responsible for monitoring existing and new customers for opportunities to acquire new business. Sales representatives are required to travel within their assigned territories on a daily basis to call upon potential new customers and existing customers to ensure customer satisfaction, update service agreements and explore prospects for additional business. Sales representatives' compensation typically includes an incentive-based plan with specific incentives to encourage both revenue growth and retention of current customer volumes. We maintain a small corporate sales group that provides overall strategic sales and marketing direction to the district managers and establishes policies, training programs and reporting guidelines for sales compensation, hiring practices and performance expectations. We also market our services to national accounts from our corporate office.

Competition

The North American non-hazardous solid waste management industry is competitive and highly fragmented. Competition in the non-hazardous solid waste management industry comes from a number of large, national, publicly owned companies, including Waste Management, Inc. and Republic Services, Inc., several regional companies, such as Veolia Environmental Services, Waste Connections, Inc. and Casella Waste Systems, Inc., and numerous mid-size to small privately owned companies. Some of our competitors have significantly larger operations and significantly greater financial resources than we have. In addition to national and regional firms and numerous local companies, we compete in a few markets with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax-exempt financing, and some control of the disposal of waste collected within their jurisdictions.

We compete for collection accounts primarily on the basis of price and the quality of our services. In each market in which we operate a landfill, we compete for landfill business on the basis of disposal costs, geographical location and quality of operations. Our ability to obtain landfill volume may be limited by the fact that integrated collection companies also operate landfills to which they send their waste.

Regulation

The non-hazardous solid waste management industry in Canada and the United States is subject to extensive and changing laws and regulations relating to environmental protection, health and safety, land use, transportation and related matters. These include, among others, laws and regulations governing the licensing, use, treatment, storage and disposal of solid non-hazardous and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste, location, permitting and expansion of solid waste facilities, greenhouse gas emissions and the remediation of contamination associated with the release of hazardous substances.

More stringent industry regulations have caused operating and capital costs to rise. Applicable regulations require more stringent engineering of non-hazardous solid waste landfills and may require liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for non-hazardous solid waste operators relating to closure and post-closure monitoring. As a result, the number of non-hazardous solid waste landfills is declining while the average size of each landfill is increasing. See "Risk Factors—Risks Related to Our Business—Legislation and Government Regulation," "Risk Factors—Risks Related to Our Business—Environmental Regulation and Litigation" and "Risk Factors—Risks Related to Our Business—Environmental Contamination" in our Annual Information Form for the fiscal year ended December 31, 2008.

Employees

As of March 31, 2009, we had approximately 4,100 employees. Approximately 1,150, or 28%, of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is generally good.

Legal proceedings

We are subject to certain lawsuits and other claims arising in the ordinary course of business. We do not believe that the resolution of these matters will have a material adverse effect on our business, financial condition or results of operations. Our predecessor and certain of our subsidiaries operating in the Long Island, New York, market were named as defendants in a class action antitrust suit filed on May 5, 2008 by members of a class that had purchased small containerized waste disposal services. The class is represented by All Star Carts and Vehicles, Inc., H.B. Millwork, Inc. and Kussmaul Electronics Company, Inc. The plaintiffs allege a conspiracy to restrain trade and a willful attempt to monopolize from May 5, 2004 to the present and seeks damages in the amount to be determined, which may be trebled under U.S. anti-trust laws. On February 4, 2009, the United States District Court for the Eastern District of New York dismissed all of the plaintiffs' claims in response to the defendants' motion to dismiss, except for the claim of attempted monopolization. We believe that this remaining claim is without merit and we intend to defend the matter vigorously. The case is currently in discovery.

Notes:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP financial measures".

 Management

Set forth below is information regarding our executive officers and directors.

Name	Position

Keith A. Carrigan	Director; Vice-Chairman & Chief Executive Officer
Charles F. Flood	Director; President
Joseph D. Quarin	Executive Vice-President
Thomas J. Cowee	Chief Financial Officer
Thomas L. Brown	Senior Vice President, Chief Operating Officer, IESI
Daniel M. Dickinson	Director
James J. Forese	Director
Daniel R. Milliard	Director
Douglas Knight	Director
Joseph H. Wright	Director; Non-Executive Chairman

A list of our executive officers and directors and their business experience follows.

Keith A. Carrigan has been the Vice-Chairman and Chief Executive Officer of IESI-BFC Ltd. and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates (Allied). He was responsible for successfully acquiring, assimilating and improving our operations after the acquisition. Prior to joining us, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 29 years. Most notably, he was Vice President of Waste Management, Inc. (WMI) in the United States, and President of WMI Waste Management of Canada Corporation.

Charles F. Flood, President of IESI-BFC Ltd., is one of the founders of IESI and has been IESI's Chief Executive Officer, President and a member of IESI's board of directors since IESI's inception. From 1989 to 1995, he was employed with WMI, as Group President from 1993 to 1995 in the northeastern United States and Canada, Regional Vice President from 1991 to 1993 in the south central United States and as Vice President of Operations in Texas from 1989 to 1991. Mr. Flood was President of Laidlaw Waste Services' U.S. solid waste operations from 1986 to 1987. Mr. Flood was President of the United States and Canada solid waste operations for GSX Corporation from 1984 to 1986. Mr. Flood was the Region Vice President of the Southern Region of SCA Services, Inc. from 1976 to 1984. Mr. Flood has over 39 years of experience in the solid waste management industry. Mr. Flood has a B.Sc. in education from the University of Miami and is currently a Director of the Detachable Container Association. Mr. Flood is also a past director and past Chairman for the Environmental Industry Association, the parent of the National Solid Waste Management Association and Waste Equipment Technology Association.

Joseph D. Quarin has been the Executive Vice-President of IESI-BFC Ltd. and Chief Operating Officer of BFI Canada Inc. (formerly BFI Canada Holdings) since September 2005. Prior to then he was Vice President Finance of BFI Canada Holdings from July 2000 to February 2002 and Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005. Prior to

July 2000, Mr. Quarin was an associate with NB Capital Partners from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm from Queen's University, and is a Chartered Accountant.

Thomas J. Cowee has been Vice President, Chief Financial Officer of IESI Holdings and its predecessors since January 2007, Chief Financial Officer since September 2005 and IESI Corporation's Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary since 2000. From 1997 to 2000, Mr. Cowee was IESI Corporation's Chief Financial Officer, Vice President, Treasurer and Secretary. From 1995 to 1997, Mr. Cowee was Assistant Corporate Controller of USA Waste Services, Inc. Prior to that, beginning in 1979, Mr. Cowee held various positions with WMI: from 1994 to 1995, Mr. Cowee was Division Vice President and Controller in its Texas operations, and from 1993 to 1994, Mr. Cowee was Vice President and Regional Controller in its Pennsylvania Hauling Region—East Group. Mr. Cowee has over 27 years of financial management experience in the solid waste management industry. Mr. Cowee has a B.Sc. in accounting from Ohio State University.

Thomas L. Brown has been IESI's Senior Vice President and Chief Operating Officer since January 2000. Prior to that, Mr. Brown was IESI's Vice President, Operations—South Region since 1997. Prior to that, Mr. Brown was employed with WMI as Regional President beginning in 1996 and as Division President from 1993 to 1996. Mr. Brown has over 30 years experience in the solid waste management industry. Mr. Brown has an A.S. in accounting from Missouri Southern College.

Daniel M. Dickinson has been a member of IESI's board of directors since May 2001. Mr. Dickinson has been employed since 2001 by, and is currently a Managing Partner of, Thayer/Hidden Creek Partners, a private equity investment firm located in Washington, D.C. Prior to joining Thayer/Hidden Creek Partners, Mr. Dickinson spent 15 years in mergers & acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. Mr. Dickinson has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

James J. Forese has been a member of IESI's board of directors since October 2003. Mr. Forese joined Thayer/Hidden Creek Partners in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of Spherion Corporation, as a Non-Executive Chairman. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

Daniel R. Milliard previously served as President and Chief Executive Officer of Sunwell Technologies Inc. from August 2007 to September 2008, as the Chief Legal and Business

Development Officer at Charles Cole Memorial Hospital from July 2005 to June 2006, the Interim Chief Executive Officer of Natural Convergence Inc. from December 2003 to May 2004, the Chief Executive Officer of GT Group Telecom Inc. from September 1999 to February 2003 and President, Chief Operating Officer and a director of Hyperion Communications from May 1992 to March 1999 and from March 1999 to August 1999 Vice Chairman and President. Mr. Milliard is a graduate of The Directors College Chartered Director program. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act (CCAA). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks.

Douglas Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He is the Chair of the Governor General's Performing Arts Awards Foundation. Mr. Knight is a graduate of the University of Toronto and has an M.Sc. from the London School of Economics.

Joseph H. Wright has been the Managing Partner of Barnagain Capital since February 2001. He was formerly Managing Partner of Crosbie & Company Inc., and prior to that he was President and Chief Executive Officer for Swiss Bank Corporation (Canada). Mr. Wright is currently the Non-Executive Chairman and a director of IESI-BFC Ltd. He also serves on the board of directors of ROC Pref Corp. During his professional career Mr. Wright spent 23 years with Citibank as a lending officer, eight and a half years with Burns Fry as an investment banker and two years as President of Swiss Bank Canada. Mr. Wright was an officer and director of Hip Interactive Inc. from August 2002 until April 2005. Hip Interactive Inc. was made the subject of bankruptcy proceedings in July 2005, after Mr. Wright ceased to be an officer and director. Mr. Wright served on the board of Hollinger Inc. from July 19, 2005 until April 17, 2006. On April 28, 2006, Mr. Wright was added to an existing management cease trade order that had been issued by the Ontario Securities Commission as a result of Hollinger's failure to file certain continuous disclosure documents with the applicable Canadian securities regulatory authorities. The cease trade order was revoked on April 10, 2007.

 Principal shareholders

The following table shows information, which is based on public filings in Canada and determined in accordance with Canadian rules, with respect to the beneficial ownership of our common shares as of May 27, 2009 by:

•
each of our executive officers;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
each person beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of our common shares or Special Shares (which vote together at our shareholder meetings), but not including common shares issuable upon the exercise of stock options.

							Percentage of all voting rights
					Number of Special Shares
	Number of common shares(1)		Percentage of class			Percentage of class
Name							Actual	As adjusted(2)

Keith A. Carrigan	438,134		0.65%		—	—	0.56%	0.48%
Charles F. Flood	376,836	(3)	0.55	(3)	—	—	0.48 (3)	0.41 (3)
Joseph D. Quarin	162,981		0.24		—	—	0.21	0.18
Thomas J. Cowee	145,299		0.22		—	—	0.19	0.16
Thomas L. Brown	64,634		0.10		—	—	0.08	0.07
Daniel M. Dickinson	—	(4)	—		—	—	—	—
James J. Forese	—	(4)	—		—	—	—	—
Daniel R. Milliard	3,100		0.00		—	—	0.00	0.00
Douglas Knight	24,381		0.04		—	—	0.03	0.03
Joseph H. Wright	20,284		0.03		—	—	0.03	0.02
All directors and executive officers as a group (10 persons)(5)	1,227,756		1.83		—	—	1.57	1.35
IESI(6)	Nil		—		11,137,744	100%	14.19%	12.17%

(1)
Includes common shares held in trust pursuant to our long-term incentive plan.

(2)
As adjusted to reflect the sale of the common shares in this offering, assuming no exercise of the over-allotment option.

(3)
Includes common shares issuable upon the conversion of Participating Preferred Shares owned or controlled by Mr. Flood.

(4)
Messrs. Dickinson and Forese are officers of and hold equity interests in TC Carting III, L.L.C., a holder of Participating Preferred Shares. See footnote 6.

(5)
Excludes 2,195,500 common shares issuable on the exercise of options not currently in the money. Some of the options have not vested.

(6)
IESI represents the Retained Interest Holders as a group, through their indirect right to direct the voting of the Special Shares held by IESI. See "Description of share capital." TC Carting III, L.L.C. is one of the Retained Interest Holders and holds Participating Preferred Shares exchangeable for 10,906,195 common shares, representing approximately 13.89% of the outstanding common shares as of May 27, 2009 on an as-converted basis.

 Description of share capital

The following briefly summarizes the provisions of our articles of amalgamation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of amalgamation.

Our authorized share capital consists of an unlimited number of common shares, an unlimited number of Special Shares and an unlimited number of preferred shares issuable in series. At May 27, 2009, there were 67,343,637 common shares, 11,137,744 Special Shares and no preferred shares outstanding.

Common shares

Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends if, as and when declared by our board of directors and to receive pro rata any remaining property and assets upon our dissolution or winding-up, subject to the rights of shares having priority over the common shares (none of which are currently issued and outstanding).

Special Shares

Pursuant to the Conversion, we issued 11,137,744 Special Shares to IESI representing the number of trust units for which the Participating Preferred Shares were exchangeable at the date of the Conversion, in trust for the Retained Interest Holders. Each Special Share carries one vote at meetings of shareholders. However, the Special Shares carry no right to receive dividends or to receive any remaining property and assets upon our dissolution or winding-up.

The number of Special Shares outstanding from time to time will be the same as the number of common shares then issuable upon the exercise in full of the rights associated with the Participating Preferred Shares (the IESI Exchange Rights), to indirectly exchange the Participating Preferred Shares for common shares pursuant to the amended and restated securityholders' agreement dated October 1, 2008 (the Amended and Restated Securityholders' Agreement) between BFI Canada Ltd., IESI Holdings Inc. (as successor from the amalgamation of 4264126 Canada Limited and 6814832 Canada Limited) and IESI, as trustee on behalf of the Retained Interest Holders. Upon the issuance of common shares pursuant to the IESI Exchange Rights, a corresponding number of Special Shares will be automatically cancelled without further action by the holder thereof.

Preferred shares

Each series of preferred shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of our shareholders. With respect to the payment of dividends and distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the preferred shares of each series shall rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

Registration and pre-emptive rights

The Retained Interest Holders have demand and piggy-back registration rights to include in a prospectus-qualified distribution in Canada the common shares that may be acquired by them on the exercise of the IESI Exchange Rights, subject to certain conditions. Any Retained Interest Holder exercising these rights will be responsible for the selling commissions associated with the sale of its shares, and half of the other expenses of the distribution. In addition, TC Carting III, L.L.C., one of the Retained Interest Holders, has a pre-emptive right to participate in any distribution of equity securities (excluding issuances of securities in connection with incentive compensation plans) in order to maintain its proportionate equity interest in us, assuming the exercise of all IESI Exchange Rights. The exercise of the pre-emptive right is subject to certain conditions, including stock exchange approvals. TC Carting III, L.L.C. has waived its pre-emptive right in connection with this offering.

 United States federal income tax considerations

This section summarizes the material United States federal income tax consequences to a "U.S. Holder" (as defined below) of the acquisition, ownership and disposition of our common shares. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the Code). This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder's acquisition, ownership or disposition of our common shares in light of their particular circumstances nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 10% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the U.S. dollar, financial institutions, and expatriates of the United States. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.

If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors regarding the consequences of the acquisition, ownership and disposition of our common shares.

This section is based on the Code, the Treasury regulations thereunder (the Treasury Regulations), published United States Internal Revenue Service (IRS) rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of United States federal, state, local, non-United States and other tax laws.

Taxation of distributions on common shares

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any actual or deemed distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common shares, and then to the extent in excess of your adjusted tax basis in the common shares, it will be taxed as a capital gain. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. We do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Accordingly, each U.S. Holder should assume that any distribution by us with respect to our common shares will constitute ordinary dividend income.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2011, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided (a) that we are a "qualified foreign corporation" and (b) that certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares will be eligible for these lower rates of taxation as long as we are not a PFIC in the taxable year the dividend is paid or the preceding taxable year, we are eligible for the benefits of the income tax treaty between the United States and Canada, and you satisfy the holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to common shares will be subject to Canadian withholding tax at the rate of 15%. Additionally, such dividends generally should be treated as foreign source income and passive category income or general category income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Taxation of dispositions

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares. For taxable years beginning before January 1, 2011, capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will be gain or loss from sources within the United States for foreign tax credit limitation purposes.

If a U.S. Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or other taxable disposition of our common shares and the date the sale proceeds are converted into U.S. dollars.

Passive foreign investment company considerations

Special, generally adverse, United States federal income tax rules apply to United States persons owning shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is "passive income," or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our common shares, we may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold our common shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year. Based on the structure of our company and our subsidiaries, and their income and assets, we do not believe that we are a PFIC or were a PFIC in a prior taxable year, nor do we anticipate that we will become a PFIC in the foreseeable future. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year.

If we are classified as a PFIC at any time that you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of your common shares and upon the receipt of certain "excess distributions."

Rather than being subject to this tax regime, you may be eligible to make:

•
a "qualified electing fund" election (a QEF election), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•
a "mark-to-market" election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss amounts.

In order for you to be able to make a QEF election, we would have to provide certain information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC. In order for you to be able to make a mark-to-market election, our common shares must be "marketable." We believe that our common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to your particular situation.

Information reporting and backup withholding

If you are a non-corporate U.S. Holder, information reporting requirements on IRS Form 1099 will apply to:

•
dividend payments or other taxable distributions made to you within the United States, and

•
the payment of proceeds to you from the sale of common shares effected at a United States office of a broker,

unless you come within certain categories of exempt recipients.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

•
fail to provide an accurate taxpayer identification number,

•
are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•
in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

If backup withholding applies to you, under current law 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

 Canadian federal income tax considerations for U.S. holders

This section summarizes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner, common shares pursuant to this offering and (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the Tax Act), is not resident and is not deemed to be resident in Canada, deals at arm's length and is not affiliated with us, holds the common shares as capital property and does not use or hold and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada-United States Income Tax Convention (the Treaty), is a resident of the United States, and who otherwise qualifies for the full benefits of the Treaty (a U.S. Holder). Special rules not discussed in this summary may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Proposed Amendments), the current provisions of the Treaty and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted in the form proposed; however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. The summary does not take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any provincial, territorial, U.S. or other foreign income tax jurisdictions, which may differ significantly from those discussed herein.

This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.

Taxation of dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder that is the beneficial owner of the dividends is generally reduced to 15% of the gross dividend.

Disposition of common shares

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is "taxable Canadian property" to the

U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Treaty.

Generally, our common shares will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that (i) our common shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the NYSE) and (ii) at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length within the meaning of the Tax Act (or the U.S. Holder together with such persons) have not owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. A U.S. Holder whose common shares constitute taxable Canadian property should consult the holder's own tax advisor for advice having regard to the holder's own particular circumstances.

 Underwriting

We are offering the common shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting commission set forth on the cover page of this prospectus supplement, the number of common shares listed next to its name in the following table:

Name	Number of common shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
CIBC World Markets Corp.
RBC Capital Markets Corporation
TD Securities (USA) LLC
Calyon Securities (USA) Inc.
NBF Securities (USA) Corp.
Scotia Capital (USA) Inc.
Wunderlich Securities, Inc.

Total	13,000,000

The underwriters are committed to purchase all of the common shares offered by us if they purchase any shares. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of a material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

This offering is being made in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares sold under this prospectus supplement will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of US$                           per share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to US$                            per share from the public offering price. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,950,000 additional common shares from us to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

The underwriting commission is equal to the public offering price per share less the amount paid by the underwriters to us per common share. The underwriting commission is US$                           per share. The following table shows the per share and total underwriting commission to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

	Without over-allotment exercise	With full over-allotment exercise

Per common share	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commissions, will be approximately US$1.6 million and are payable by us.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, our directors and our officers and TC Carting III, L.L.C. have agreed not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Specifically, we and these other persons have agreed not to directly or indirectly:

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offer, pledge, announce the intention to sell, sell or contract to sell any common shares;

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sell any option or contract to purchase any common shares;

•
purchase any option or contract to sell any common shares;

•
grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common shares;

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in the case of our directors and officers and TC Carting III, L.L.C., request or demand that we file a registration statement or prospectus relating to any common shares; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. This lockup provision does not apply to the common shares to be sold in this offering, any common shares issued upon the exercise of options or interests granted under any of our employee stock option plans or security compensation arrangements outstanding as of the date of this prospectus supplement, or any common shares issued upon the exchange of any Participating Preferred Shares outstanding as of the date of this prospectus supplement. This lock-up provision also does not apply to any common shares issued directly by us in connection with any acquisition that we undertake, provided that the number of common shares issued by us in such transaction shall not exceed 10% of the common shares outstanding.

The lock-up agreement provided by TC Carting III, L.L.C. (TC Carting) is subject to a pledge of the 10,906,462 Participating Preferred Shares held by TC Carting pursuant to a pre-existing loan and security agreement. Under the terms of the loan, which has an outstanding balance of $20.4 million, the market value of the pledged shares must be at least four times the outstanding amount of the loan. If this requirement is not satisfied, TC Carting must either prepay the loan in an aggregate amount equal to the amount necessary to cure the shortfall or sell the number of the pledged shares that is sufficient to cure the shortfall.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (Securities Act), and applicable Canadian securities laws, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our outstanding common shares are currently listed on the TSX under the symbol "BFC," and effective June 1, 2009 will begin trading on the TSX under our new trading symbol "BIN." We have applied to have our common shares listed for trading on the NYSE under the symbol "BIN." We have applied to list the additional common shares offered hereby on the NYSE. Listing will be subject to us fulfilling all of the listing requirements of the NYSE.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the TSX or the NYSE, in the over-the-counter market or otherwise.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their affiliates have been or are lenders in connection with one or more of our existing credit facilities. Affiliates of each of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc., CIBC World Markets Corp., TD Securities (USA) LLC, Calyon Securities (USA) Inc. and Scotia Capital (USA) Inc. (collectively, the Connected Underwriters) are lenders to us under the U.S. Credit Agreement. Because we intend to use the net proceeds of this offering to repay amounts outstanding under the revolving credit facility established by the U.S. Credit Agreement, we may be considered to be a "connected issuer" of such underwriters within the meaning of applicable Canadian securities legislation.

As of May 27, 2009, we had approximately US$188 million of indebtedness outstanding under the U.S. Credit Agreement, of which affiliates of the Connected Underwriters had an aggregate participation of approximately 38%. Borrowings under the U.S. Credit Agreement are secured by a first priority perfected security interest over all assets of IESI and its subsidiaries, which includes all of the equity interests of IESI's direct and indirect subsidiaries and all of IESI's outstanding common shares. The financial position of IESI and its affiliates, and the value of the security for this indebtedness, has not changed materially since the indebtedness was incurred, except as we have publicly disclosed. IESI is not in default of any of its obligations under the U.S. Credit Agreement. None of the Connected Underwriters will receive any direct benefit in connection with this offering, other than their respective portion of the fee payable by us to the underwriters. This offering was not required or suggested by the affiliates of the Connected Underwriters and each of their respective consents to the offering was not required. Because more than 10% of the net proceeds from the offering may be used to repay indebtedness owed to the underwriters or their affiliates, this offering will be conducted in accordance with Rule 5110(h) of the Financial Industry Regulatory Authority, Inc.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common shares may be offered to the public in that relevant member state at any time:

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to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the common shares as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on behalf of us or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the common shares has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

•
released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•
used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

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to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Legal matters

In connection with the issue and sale of the common shares, certain legal matters will be passed upon, on our behalf, by Torys LLP and, on behalf of the Underwriters, by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law. As of the date hereof, partners and associates of Torys LLP and Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of our securities.

 Auditors, transfer agent and registrar

Our auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Toronto, Ontario. To our knowledge, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board (United States).

Computershare Investor Services Inc. is the Canadian transfer agent and registrar for our common shares and Computershare Trust Company, N.A. is the U.S. co-transfer agent for our common shares.

 Documents incorporated by reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference and not delivered with this prospectus may be obtained on request without charge from our Director, Investor Relations and Corporate Communications at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1, telephone (416) 401-7729. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in the consolidated financial statements and management's discussion and analysis, which are incorporated by reference.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering. The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

  (a) our Annual Information Form for the fiscal year ended December 31, 2008;

  (b) our management information circular dated March 23, 2009 distributed in connection with the annual meeting of shareholders held on April 30, 2009;

  (c) the management information circular of the Fund dated August 26, 2008 distributed in connection with the special meeting of unitholders held on September 25, 2008;

  (d) our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon, including a reconciliation to U.S. GAAP, as filed on SEDAR on May 14, 2009 (which supersedes the comparable financial statements of the Fund incorporated by reference in the management information circular referenced at (c) above);

  (e) our management's discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2008;

  (f) our unaudited comparative consolidated financial statements as at and for the three months ended March 31, 2009 and 2008, together with the notes thereto, including a reconciliation to U.S. GAAP, as filed on SEDAR on May 14, 2009;

  (g) our management's discussion and analysis of the financial condition and results of operations as at and for the three months ended March 31, 2009; and

  (h) the audited balance sheet of 1768248 Ontario Limited as at August 22, 2008, together with the notes thereto and the auditors' report thereon, including a reconciliation to U.S. GAAP, as filed on SEDAR on October 17, 2008 (which supersedes the balance sheet included at pages E-24 to E-26 of the management information circular referenced at (c) above).

Any documents of the type described in Item 11.1 of Form 44-101F1—Short Form Prospectus filed by us with the securities commissions or similar authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus supplement.

In addition, any report filed or furnished by us with or to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part (in the case of any filing on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Where you can find more information

Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from our Director, Investor Relations and Corporate Communications at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1, telephone (416) 401-7729. Copies of these documents are available on SEDAR, at www.sedar.com.

We have filed with the SEC under the Securities Act a registration statement on Form F-10 relating to the common shares and of which this prospectus is a part. This prospectus does not contain all of the information set forth in such registration statement, as to which reference is made for further information. Upon effectiveness of such registration statement, we became subject to the informational requirements of the Exchange Act, and in accordance therewith are required to file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such registration statement, reports and other information are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

As a "foreign private issuer" under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 90 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders, and our officers, directors and shareholders are exempt from U.S. insider reporting requirements and "short swing" profit liability.

Documents filed as part of the registration statement

In addition to the documents specified in the accompanying prospectus under "Documents filed as part of the registration statement," the underwriting agreement referred to under "Underwriting" will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

Enforcement of civil liabilities

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus supplement are Canadian residents, and a portion of our assets and the assets of those officers, directors and experts are located in Canada.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 27, 2009

IESI-BFC LTD.

US$400,000,000

Common Shares
Debt Securities
Warrants

We are one of the largest vertically integrated waste management companies in North America. Our comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in Canada and the United States. Our residential, commercial and industrial customers rely on our services to meet their recurring waste management needs. As of March 31, 2009, we served approximately 1.6 million residential customers and approximately 160,000 commercial and industrial customers in 59 markets across 10 U.S. states and five Canadian provinces.

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, the securities listed above in one or more series or issuances in an aggregate initial offering price of up to US$400,000,000. Our securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying prospectus supplement.

We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities. We will not offer warrants for sale to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale. See "Description of Warrants".

This prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

Our common shares are currently listed on the Toronto Stock Exchange, or TSX. We intend to apply to have our common shares listed for trading on the New York Stock Exchange, or NYSE. Our listing symbol on the NYSE and the TSX will be "BIN".

Unless otherwise specified in the applicable prospectus supplement, the Debt Securities and Warrants will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which the Debt Securities and Warrants may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

We may sell the offered securities through underwriters, dealers, placement agents or other intermediaries. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at levels other than those which may prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in our securities involves risks. See "Risk Factors".

Our head and registered office is at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to a particular offering of securities, and should consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Ontario, most of our directors and officers and some of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets and a substantial portion of our assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. References to this "prospectus" include documents incorporated by reference herein. See "Documents Incorporated by Reference". You should assume that the information contained in this prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, operating results, financial condition and prospects may have changed since those dates. This document may only be used where it is legal to offer these securities.

 ABOUT THIS PROSPECTUS

        When we use the terms "IESI-BFC Ltd.," "we," "us" or "our" in this prospectus and any prospectus supplement, we mean IESI-BFC Ltd. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise. On May 27, 2009, we changed our name from BFI Canada Ltd. to IESI-BFC Ltd. References to BFI Canada Ltd. in the documents incorporated by reference mean our company. BFI Canada Ltd. is the successor to BFI Canada Income Fund, or the Fund, following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement on October 1, 2008, which we refer to in this prospectus as the "Conversion".

        Our U.S. operations are operated under the trademark "IESI". Our Canadian operations are operated under the trademark "BFI Canada". BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with our Canadian operations. We are not affiliated with Browning-Ferris Industries, Inc.

        This prospectus is part of a registration statement on Form F-10 that we have filed with the United States Securities and Exchange Commission, or SEC. We may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate amount of US$400,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading "Documents Incorporated By Reference". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the securities that may be offered hereunder.

 PRESENTATION OF OUR FINANCIAL INFORMATION

        In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references references to "$" or "Cdn$" are to Canadian dollars, and all references to "US$" are to United States dollars. See "Exchange Rate Data".

        Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. Therefore, our consolidated financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see the reconciliation to U.S. GAAP included at note 26 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and the reconciliation to U.S. GAAP included at note 13 to our unaudited comparative consolidated financial statements for the three months ended March 31, 2009 and 2008, each of which is incorporated by reference in this prospectus.

        Since the Conversion did not involve a change of control for accounting purposes, our financial statements reflect the assets and liabilities of the Fund at the respective carrying amounts; however, any change to the interpretation of a change of control for tax purposes could result in a change to the carrying amount of future income tax assets. Changes to the carrying amount of future income tax assets will be charged to future income tax expense and will result in a reduction to non-controlling and shareholders' equity and these changes may be material.

        You are cautioned that the preparation of financial statements in accordance with Canadian GAAP requires us to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings, as further information becomes available, and as the economic environment changes.

EXCHANGE RATE DATA

        The following table sets forth for the Canadian dollar, expressed in United States dollars: (i) the rate of exchange in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect during such periods; and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada noon spot rate of exchange.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
Rate at end of period	0.8308	0.8577	0.8581	1.0120	0.8166	0.9729	0.7935
Average rate for period	0.7697	0.8257	0.8816	0.9311	0.9371	0.9959	0.8030
High for period	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.8458
Low for period	0.7159	0.7872	0.8528	0.8437	0.7711	0.9686	0.7692

        On May 26, 2009, the Bank of Canada noon spot rate of exchange was Cdn $1.00 = US$0.8929.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus, including the documents incorporated by reference herein, are "forward-looking statements" that reflect management's expectations regarding our future growth, results of operations, anticipated dividends, performance, business prospects and opportunities. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "project", "should", "believe", "could", "foresee", "intend" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties that could cause our results to differ materially from the results expressed or implied by the forward-looking statements. These include risks associated with, but not limited to:

  •
  our landfill operations, including our ability to obtain, renew and maintain certain permits, licenses and approvals;

  •
  leverage, restrictive covenants and capital requirements;

  •
  downturns in the worldwide economy;

  •
  our ability to implement our acquisition strategy;

  •
  our ability to manage the growth of our business;

  •
  loss of contracts;

  •
  reliance on third party disposal customers;

  •
  geographic and customer concentration;

  •
  the effects of seasonality and weather;

  •
  labour and employment matters;

  •
  fuel cost fluctuations;

  •
  reliance on key personnel;

  •
  our localized decision-making structure;

  •
  the requirement to obtain performance or surety bonds, letters of credit and insurance;

  •
  uninsured and underinsured losses;

  •
  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

  •
  our compliance with environmental regulations;

  •
  liabilities resulting from potential environmental contamination;

  •
  competition;

  •
  provincial, state and local government requirements under which landfill alternatives are encouraged;

  •
  governance arrangements under which certain interest holders may influence control over the BFI Canada Group (as defined below);

  •
  foreign exchange exposure;

  •
  our use of accounting estimates and judgments;

  •
  potential deficiencies in our internal control over financial reporting and disclosure controls and procedures;

  •
  the fact that we may issue additional common shares and preferred shares diluting existing shareholders' interests;

  •
  future sales of common shares by Retained Interest Holders (as defined below);

  •
  market conditions; and

  •
  the uncertainty of future dividend payments and the level thereof.

        All of the forward-looking statements included or incorporated by reference in this prospectus are qualified by these cautionary statements and those made in the "Risk Factors" section of this prospectus, those made in the "Risk Factors" section of our annual information form dated March 25, 2009, or our Annual Information Form, in respect of our fiscal year ended December 31, 2008, those made in the "Risks and Uncertainties" and "Outlook" sections of our management's discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2008 and as at and for the three months ended March 31, 2009 and our other filings with the securities commissions or similar authorities in Canada incorporated by reference herein. These risks should be considered carefully, and you should not place undue reliance on forward-looking statements contained in this prospectus and the documents incorporated by reference herein. Although the forward-looking statements contained in this prospectus are based upon what we believe to be reasonable assumptions, we cannot assure you that our actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we do not assume any obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities laws. No information contained on our website is incorporated by reference into this short form prospectus regardless of any cross-reference thereto in any of the documents incorporated by reference herein.

THE COMPANY

Description of the Business

        We are one of the largest vertically integrated waste management companies in North America. Our comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in Canada and the United States. Our residential, commercial and industrial customers rely on our services to meet their recurring waste management needs. As of March 31, 2009, we served approximately 1.6 million residential customers and approximately 160,000 commercial and industrial customers in 59 markets across 10 U.S. states and five Canadian provinces.

        BFI Canada Ltd. is the successor to the Fund, following the completion of the Conversion. We did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented. The Conversion resulted in the reorganization by way of a plan of arrangement on October 1, 2008 of the Fund's trust structure into a corporation. Our board of directors and senior management is comprised of the former members of the board of trustees of the Fund and senior management of our wholly-owned subsidiaries Ridge Landfill Trust, BFI Canada Inc., IESI Corporation and their respective subsidiaries, or, collectively, the BFI Canada Group. Our head and principal office is located at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1.

        For a detailed description of our business, see "Business of the BFI Canada Group" in our Annual Information Form, incorporated by reference in this prospectus.

  Organizational Structure

        The following diagram sets forth our organizational structure following an internal reorganization to be completed during the second quarter of 2009. For simplification, this diagram omits certain wholly-owned holding or operating companies. For additional information concerning our organizational structure, see "The Corporation" in our Annual Information Form, incorporated by reference in this prospectus.

Notes:

(1)
Formerly BFI Canada Ltd.

  Our Operations

        We operate in 59 markets across North America. In the United States, we provide our services in 39 markets, which include 53 collection operations, 28 transfer stations, 17 landfills and 12 recycling facilities. Our U.S. operations are primarily focused on two geographic regions: the South Region, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi, and the Northeast Region, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. Our Canadian operations provide our services in 20 markets, which include 19 collection operations, six transfer stations, five landfills, eight recycling facilities and one landfill gas-to-energy facility. Our Canadian operations are located in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec.

Share Capital

        As of May 26, 2009, there were 67,343,637 common shares outstanding and 11,137,744 common shares issuable upon the exercise of the IESI Exchange Rights by the Retained Interest Holders (as those terms are defined below). We have issued 11,137,744 Special Shares to IESI in connection with the governance rights of the Retained Interest Holders (as those terms are defined below). See "Description of Capital Structure".

        Our common shares are currently listed on the TSX. We intend to apply to have our common shares listed for trading on the NYSE. Our listing symbol on the NYSE and the TSX will be "BIN". The Special Shares are not listed on any stock exchange or market.

RISK FACTORS

        An investment in our securities involves risks. Before making an investment decision, you should carefully consider the following risks, those under the heading "Risk Factors" in our Annual Information Form, as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in the applicable prospectus supplement. Any of these risks could materially adversely affect our business financial condition and results of operations, which could in turn materially adversely affect the value of our securities. Additional risks and uncertainties not currently known to us, or that are currently considered immaterial, may also materially and adversely affect our business, financial condition and results of operations.

No Market

        Unless otherwise specified in a prospectus supplement, there is currently no market through which the debt securities or the warrants may be sold and purchasers of debt securities or warrants may not be able to resell the securities purchased under this prospectus. We cannot assure you that a secondary market for trading in the debt securities or warrants will develop or that any secondary market which does develop will continue. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

        The public offering prices of the debt securities and the warrants may be determined by negotiation between us and underwriters based on several factors and may bear no relationship to the prices at which the debt securities and the warrants will trade in the public market subsequent to such offering. See "Plan of Distribution".

Interest Rate Risk

        Prevailing interest rates will affect the market price or value of the debt securities. Generally, the market price or value of the debt securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings

        We cannot assure you that any credit rating assigned to debt securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the debt securities.

Third Party Claims

        We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the debt securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Foreign Exchange Exposure

        Debt securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in debt securities denominated in currencies other than the local currency. Debt securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Ranking of the Debt Securities

        The debt securities will not be secured by any of our assets. Therefore, holders of secured indebtedness would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the debt securities and would have a claim that ranks equal with the claim of holders of debt securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by us in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

Reliance on Subsidiaries

        Our ability to service our indebtedness and pay dividends on our securities is dependent on dividends and other distributions we receive from our subsidiaries. Certain of the instruments governing the indebtedness of our subsidiaries may restrict the ability of such entities to pay dividends or make other payments on investments under certain circumstances.

Limited Covenants

        The trust indenture governing the debt securities will not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the debt securities in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the debt securities;

  •
  restrict our ability to repurchase our common shares;

  •
  restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debt securities; or

  •
  necessarily afford holders of debt securities protection should we be involved in a transaction that significantly increases our leverage.

        The trust indenture governing the debt securities will contain only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the debt securities. If any such transaction should occur, the value of your debt securities may decline.

USE OF PROCEEDS

        The securities offered by this prospectus may be offered from time to time at our discretion in one or more series or issuances with an aggregate offering amount not to exceed US$400,000,000. The net proceeds derived from the issue of the securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the securities issued under any prospectus supplement. We will set forth information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering. We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than pursuant to this prospectus.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as at March 31, 2009.

Designation (Authorization)	As at March 31, 2009
(amounts in $000s)
Cash and Cash Equivalents	$11,997

Indebtedness
Long-term debt, including current portion	$965,615
Equity
Non-controlling Interest	$243,584
Shareholders' Equity	$823,009

Total Capitalization	$2,032,208

Common Shares (unlimited)	67,343,637
Special Shares (unlimited)	11,137,744
Preferred Shares (unlimited)	Nil

  •
  the Non-controlling Interest in the table above consists of the participating preferred shares of IESI, or the Participating Preferred Shares, which are exchangeable for 11,137,744 common shares of IESI-BFC Canada Ltd.; and

  •
  the table above excludes 2,245,500 common shares issuable on the exercise of options.

DIVIDEND RECORD AND POLICY

        Our board of directors has adopted a dividend policy pursuant to which we will authorize the declaration and payment of a fixed dividend to be paid to our shareholders on a quarterly basis. The amount of any dividends payable by us will be at the discretion of our board of directors, taking into consideration our free cash flow, financial requirements for our operations, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario), or the OBCA, for the declaration and payment of dividends and other conditions existing from time to time.

        Subject to the discretion of our board of directors, we expect to declare and pay quarterly dividends in arrears, at the rate of $0.125 per common share. A dividend of $0.125 per common share was paid April 15, 2009 to holders of record on March 31, 2009 with the remaining 2009 quarterly payments to be paid on July 15, 2009, October 15, 2009 and January 15, 2010.

        On April 15, 2009, we paid a special dividend of $0.125 per common share to holders of record on March 31, 2009. Subject to the discretion of our board of directors, in 2009 only we also expect to declare and pay a special quarterly dividend of $0.125 per share to be paid on July 15, October 15 and December 31, 2009 for aggregate expected special dividends in 2009 only of $0.50 per common share. See "Cautionary Note Regarding Forward-Looking Statements".

PRIOR SALES

        Prior to the Conversion, we did not issue any securities from our share capital other than the 100 common shares that were issued to the Fund in connection with our organization. A total of 57,568,637 common shares were issued to former unitholders in consideration for the transfer of their units of the Fund, or Units, to us as part of the Conversion, on the basis of one common share for each Unit so transferred. In addition, on the completion of the Conversion we issued 11,137,744 Special Shares to IESI in trust for the Retained Interest Holders, in consideration for $10.00 in cash in the aggregate, on the basis of one Special Share for each Unit issuable on the exercise of the rights associated with the Participating Preferred Shares.

        On March 6, 2009, we issued 8,500,000 common shares for $9.50 each in connection with a prospectus-qualified offering in Canada. On March 30, 2009, an additional 1,275,000 shares were issued for the same price upon the exercise of the underwriters' over-allotment option granted in connection with that offering.

 PRICE RANGE AND TRADING VOLUME

        Our common shares are currently listed and posted for trading on the TSX. We intend to apply to have our common shares listed for trading on the NYSE. Our listing symbol on the NYSE and the TSX will be "BIN". The following table sets forth the price range for and trading volume of our common shares as reported by the TSX for the periods indicated.

Month	High	Low	Volume
October 2008 (from October 2)	$17.99	$12.06	3,668,678
November 2008	$15.47	$8.62	3,019,777
December 2008	$10.50	$7.50	4,311,791
January 2009	$12.00	$8.00	2,759,580
February 2009	$10.97	$8.11	3,917,600
March 2009	$9.70	$8.11	5,940,800
April 2009	$10.45	$9.17	2,469,900
May 2009 (to May 26)	$12.50	$9.86	4,930,888

        On May 26, 2009, the closing price of our common shares on the TSX was $12.31.

DESCRIPTION OF CAPITAL STRUCTURE

        The following briefly summarizes the provisions of our articles of amalgamation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of amalgamation.

        Our authorized share capital consists of an unlimited number of common shares, an unlimited number of Special Shares and an unlimited number of preferred shares issuable in series. At May 26, 2009, there were 67,343,637 common shares, 11,137,744 Special Shares and no preferred shares outstanding.

Common Shares

        Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends if, as and when declared by our board of directors and to receive pro rata any remaining property and assets upon our dissolution or winding-up, subject to the rights of shares having priority over the common shares (none of which are currently issued and outstanding).

Special Shares

        Pursuant to the Conversion, we issued 11,137,744 Special Shares to IESI representing the number of Units for which the Participating Preferred Shares were exchangeable at the date of the Conversion, in trust for the holders of the Participating Preferred Shares. Each Special Share carries one vote at meetings of shareholders. However, the Special Shares carry no right to receive dividends or to receive any remaining property and assets upon our dissolution or winding-up.

        The number of Special Shares outstanding from time to time will be the same as the number of common shares then issuable upon the exercise in full of the rights associated with the Participating Preferred Shares, or the IESI Exchange Rights, to indirectly exchange the Participating Preferred Shares for common shares pursuant to the amended and restated securityholders' agreement dated October 1, 2008, or the Amended and Restated Securityholders' Agreement, between BFI Canada Ltd., IESI Holdings Inc. (as successor from the amalgamation of 4264126 Canada Limited and 6814832 Canada Limited) and IESI, as trustee on behalf of the Retained Interest Holders. Upon the issuance of common shares pursuant to the IESI Exchange Rights, a corresponding number of Special Shares will be automatically cancelled without further action by the holder thereof.

Preferred Shares

        Each series of preferred shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of our shareholders. With respect to the payment of dividends and distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the preferred shares of each series shall rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

Registration and Pre-Emptive Rights

        Former equity investors of IESI, or the Retained Interest Holders, have demand and piggy-back registration rights to include in a prospectus-qualified distribution in Canada the common shares that may be acquired by them on the exercise of the IESI Exchange Rights, subject to certain conditions. Any Retained Interest Holder exercising these rights will be responsible for the selling commissions associated with the sale of its shares, and half of the other expenses of the distribution. In addition, TC Carting III, L.L.C., one of the Retained Interest Holders, has a pre-emptive right to participate in any distribution of equity securities (excluding issuances of securities in connection with incentive compensation plans) in order to maintain its proportionate equity interest in us, assuming the exercise of all IESI Exchange Rights. The exercise of the pre-emptive right is subject to certain conditions, including stock exchange approvals.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us" and "our" refer only to IESI-BFC Ltd. without any of its subsidiaries.

        We may issue debt securities from time to time in one or more series. This section summarizes the general terms and provisions of the debt securities that will be common to all series that we offer pursuant to this prospectus. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

        As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an "indenture". An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture among us and Computershare Trust Company of Canada and Computershare Trust Company, N.A. We collectively refer to Computershare Trust Company of Canada and Computershare Trust Company, N.A. as the "trustees" and each trustee acting in such capacity for a specific series of debt securities as a "trustee". When we refer to the "indenture" in this prospectus, we are referring to the form of indenture under which your debt securities will be issued. The indenture will be executed upon the issuance of debt securities under this prospectus, as supplemented by any supplemental indenture which may be applicable to your debt securities. The trustees have two main roles. First, subject to some limitations on the extent to which the trustees can act on your behalf, the trustees can enforce your rights against us if we default on our obligations under the indenture. Second, the trustees perform certain administrative duties for us.

        The following section is a summary of the principal terms and provisions of the indenture. This summary is not complete. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the indenture and any supplements thereto that are applicable to you because the indenture, as supplemented, and not this section, defines your rights as a holder of debt securities. The indenture will be subject to and governed by the OBCA and the U.S. Trust Indenture Act of 1939, as amended. A copy of the indenture will be filed with the SEC as an exhibit to our registration statement on Form F-10 and will also be filed with the Canadian securities regulators.

General

        The debt securities offered hereby will be our unsecured obligations. The debt securities will be either our senior unsecured obligations issued in one or more series and referred to herein as the "senior debt securities", or our subordinated unsecured obligations issued in one or more series and referred to herein as the "subordinated debt securities". The senior debt securities will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt securities and our senior indebtedness. We are a holding company that conducts our business through subsidiaries. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

        You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the indenture and in one or more resolutions of our board of directors, or pursuant to authority granted by one or more resolutions of our board of directors, or established pursuant to one or more supplemental indentures and may include the following, as applicable to the series of debt securities offered thereby:

  •
  the title of the debt securities;

  •
  any limit upon the aggregate principal amount of the debt securities that may be authenticated and delivered under the indenture;

  •
  the date or dates on which the principal of the debt securities is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue and the dates on which interest will be payable;

  •
  the basis upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

  •
  the place or places, if any, other than or in addition to Toronto, where the principal of (and premium, if any) and any interest on debt securities will be payable, any debt securities may be surrendered for registration of transfer, debt securities may be surrendered for exchange and the place or places where notices or demands to or upon us in respect of the debt securities may be served;

  •
  whether we have the option to redeem the debt securities, whether in whole or in part, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities may be redeemed;

  •
  whether we have the obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  •
  whether and under what circumstances we will be required to pay any additional amounts for withholding and deduction of Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any debt securities will be issuable;

  •
  if other than us or one of the trustees, the identity of each registrar and/or paying agent;

  •
  if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration;

  •
  if other than U.S. dollars, the currency in which payment of the principal of, and premium, if any, or interest, if any, on the debt securities will be payable or in which the debt securities will be denominated;

  •
  whether the amount of payments of principal of, and premium, if any, or interest on the debt securities may be determined with reference to a formula or other method, and the manner in which such amounts will be determined;

  •
  whether the principal of, and premium, if any, and interest, if any, on the debt securities are to be payable, at our election or at the election of a holder, in a currency other than that in which such debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be so payable;

  •
  the designation of the initial exchange rate agent, if any;

  •
  any provisions limiting the applicability of, in modification of, in addition to or in lieu of the defeasance provisions of the indenture that will be applicable to the debt securities;

  •
  provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

  •
  any deletions from, modifications of or additions to the events of default or covenants with respect to debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture;

  •
  whether any debt securities are to be issuable in global form and, if so, whether beneficial owners of interests in any such global security may exchange such interests for debt securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

  •
  the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

  •
  if debt securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; and

  •
  any other terms, conditions, rights and preferences, or limitations on such rights and preferences, such as the subordination of the debt securities to our senior debt.

        Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued does not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity. Unless otherwise indicated in the applicable prospectus supplement, the indenture will not afford holders the right to tender debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change of control of our company.

Form and Denomination of Debt Securities

        Unless we indicate differently in the applicable prospectus supplement, the debt securities will be denominated in U.S. dollars, in minimum denominations of US$1,000 and integral multiples thereof.

        We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in "certificated" form. We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices.

Form, Exchange and Transfer of Registered Securities

        If we cease to issue registered debt securities in global form, we will issue them:

  •
  only in fully registered certificated form; and

  •
  unless we indicate otherwise in the applicable prospectus supplement, in denominations of US$1,000 and amounts that are multiples of US$1,000.

        Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

        We will maintain an office or agency, specified in the applicable prospectus supplement, in each place of payment for the debt securities where securities of that series may be presented or surrendered for payment, registration of transfer or exchange.

        Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

        If any debt securities of a particular series are redeemable, we may block the transfer or exchange of those debt securities during the period beginning 14 days before the day we mail the notice of redemption and ending on the day of that mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption or to register transfers or exchanges of any debt securities surrendered for repayment at the option of the holder, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

        If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

        On each due date for interest payments on the debt securities, we will pay interest to each person shown on our records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on our records, is also known as the "record date". The record date will usually be about two weeks in advance of the interest due date.

        Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

  Payments on Global Securities

        We will make payments on a global security directly to the registered holders generally or a depositary or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants, as described under "— Global Securities" below.

  Payments on Certificated Securities

        We will make interest payments on debt securities held in certificated form by mailing a check for such interest on each due date for interest payments to such holder of the certificated securities. We will make all payments of principal and premium, if any, on the certificated securities by check at our office or agency to be maintained in Toronto, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security.

  Payment When Offices Are Closed

        If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture provides that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

        Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

        You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

        Unless otherwise specified in the applicable prospectus supplement, the term "Event of Default" with respect to the debt securities offered means any of the following:

  •
  we do not pay the principal of, or any premium on, the debt security on its due date;

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  we do not pay interest on the debt security within 30 days of its due date;

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  we do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date;

  •
  we remain in breach of a covenant or warranty (other than any payment covenant or a covenant or warranty included solely for the benefit of a different series of debt securities) in the indenture for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either of the trustees or the holders of at least 25% of the principal amount of the debt securities of the affected series;

  •
  we default in the payment, at the stated maturity, of any of our indebtedness for borrowed money in excess of US$10 million;

  •
  we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur; and/or

  •
  any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the applicable supplemental indenture, occurs.

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

  Remedies if an Event of Default Occurs

        If an Event of Default has occurred and has not been cured within the applicable time period, the trustees or the holders of 25% in principal amount of the debt securities of the affected series (or, in some cases, the holders of 25% in principal amount of the debt securities of all series) may declare the entire principal amount of all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded in certain circumstances by the holders of at least a majority in principal amount of the debt securities of the affected series or of all series, as the case may be. A declaration of acceleration of maturity following an event of default caused by a default in payment or acceleration of any of our indebtedness for borrowed money will be automatically annulled if such indebtedness is discharged or the holders of such indebtedness rescind their declaration of acceleration.

        The trustees may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest or the payment of any sinking fund installment, if they consider the withholding of notice to be in the best interests of the holders. Additionally, the trustees are not required to take any action under the indenture at the request of any of the holders of the debt securities unless such holders offer the trustees reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustees. The trustees may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

        Before a holder is allowed to bypass the trustees and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to its debt securities, the following must occur:

  •
  the holder must give the trustees written notice that an Event of Default has occurred and remains uncured;

  •
  the holders of 25% in principal amount of all outstanding debt securities of the relevant series or, in some cases, of all series must make a written request that the trustees take action because of the default that has occurred and must offer reasonable indemnity to the trustees against the cost and other liabilities of taking that action;

  •
  the trustees must not have taken any action for 60 days after receipt of the above notice, request and offer of indemnity; and

  •
  the holders of a majority in principal amount of the debt securities of the relevant series or, in some cases, of all series must not have given the trustees a direction inconsistent with the above notice or request.

        Notwithstanding the above, a holder is entitled at any time to bring a lawsuit for the payment of money due on its debt securities on or after the due date for payment.

        Holders of a majority in principal amount of the debt securities of the affected series or, in some cases, of all series may waive any past defaults other than:

  •
  the payment of principal of, or any premium or interest on, the affected series of debt securities; or

  •
  a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

        Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustees, and how to declare or rescind an acceleration of maturity on their debt securities.

Merger or Consolidation

        Unless otherwise specified in the applicable prospectus supplement, the terms of the indenture will generally permit us to amalgamate or consolidate with or merge into another corporation or convey, transfer or lease substantially all of our assets to another corporation. However, we may not take any of these actions unless, among other things, the following conditions are met:

  •
  in the event that, as a result of the transaction, we are not the surviving entity or we convey, transfer or lease all or substantially all of our assets, the surviving entity must be a corporation, partnership or trust organized under the laws of a jurisdiction in Canada or the United States and such entity must agree to be legally responsible for the debt securities; and

  •
  after giving effect to the transaction, no Event of Default shall have occurred or be continuing.

Modification or Waiver

        There are three types of changes we can make to the indenture and the debt securities issued thereunder.

  Changes Not Requiring Consent of Holders

        There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Without your approval, we will be permitted to:

  •
  evidence the succession of another person to our obligations;

  •
  add covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred to us in the indenture;

  •
  add any additional Events of Default;

  •
  add to or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to provide for uncertificated debt securities, in compliance with applicable laws and regulations;

  •
  change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

  •
  establish the form or terms of securities of any series as permitted by the indenture;

  •
  evidence and provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as is necessary to provide for or facilitate the administration of any trusts established under the indenture by more than two trustees;

  •
  close the indenture with respect to the authentication and delivery of additional series of debt securities, to cure any ambiguity, to correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the indenture; provided that any such action will not adversely affect the interests of the holders of debt securities of any series in any material respect; or

  •
  supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of debt securities; provided that any such action will not adversely affect the interests of the holders of debt securities of such series or any other series of debt securities in any material respect.

  Changes Requiring Consent of Holders

        There will be changes that we will not be permitted to make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the indenture, without your specific approval, we will not be permitted to:

  •
  change the stated maturity of the principal of, or interest on, your debt securities;

  •
  reduce the principal amount of, or premium, if any, or interest on, your debt securities;

  •
  reduce the amount of principal payable upon acceleration of maturity of your debt securities;

  •
  make any change that adversely affects any right of repayment at your option;

  •
  change the place or currency of payment on your debt securities;

  •
  impair your right to sue for payment on your debt securities;

  •
  reduce the percentage of holders of outstanding debt securities of your series or of all series whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults of the indenture; or

  •
  modify any of the provisions of the indenture dealing with modification, waiver of past defaults or the waiver of certain covenants relating to your debt securities except to increase the percentage of holders of the debt securities required to approve certain matters or to require all holders of debt securities to approve certain matters.

  Changes Requiring Majority Approval

        Subject to the provisions of the indenture, any other change to, or waiver of, any provision of the indenture and the debt securities issued pursuant thereto would require the following approval:

  •
  if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series;

  •
  if the change affects more than one series of debt securities issued under the indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series affected by the change, with all affected series voting together as one class for this purpose; or

  •
  waiver of our compliance with certain provisions of the indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture, voting together as one class for this purpose, in accordance with the terms of the indenture.

        In each case, the required approval must be given in writing.

Satisfaction and Discharge

        The indenture will cease to be of further effect with respect to any series of debt securities and the trustees will execute proper instruments acknowledging satisfaction and discharge of the indenture as to a particular series of debt securities, when (A) either (1) all debt securities of such series authenticated and delivered have been delivered to the trustees for cancellation or (2) all debt securities of such series not so delivered to the trustees for cancellation (i) have become due and payable, or (ii) will become due and payable at their maturity within one year, or (iii) if redeemable at our option, are to be called for redemption within one year, and we have deposited or caused to be deposited with one of the trustees an amount, in the currency in which the debt securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustees for cancellation, for principal, and premium, if any, and interest to the date of such deposit in the case of debt securities that have become due and payable or to maturity or redemption date, as the case may be and (B) we have paid or caused to be paid all other sums payable by us.

Defeasance

        If specified in the applicable prospectus supplement and subject to the provisions of the indenture, we may elect either:

  •
  to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as "covenant defeasance"); or

  •
  to be discharged from all of our obligations with respect to your debt securities, except for obligations to issue temporary debt securities, to register the transfer or exchange of your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as "full defeasance").

  Covenant Defeasance

        In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

        Subject to the provisions of the indenture, to accomplish covenant defeasance with respect to the debt securities offered:

  •
  we must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due;

  •
  no Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events;

  •
  we must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit;

  •
  no breach or violation of any covenant under the indenture shall occur as a result of such deposit;

  •
  we must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes and Canadian federal or provincial income tax or other tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred;

  •
  we must deliver to the trustees of your debt securities an officers' certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with; and

  •
  we must comply with certain additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

        If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustees were prevented from making payment. In fact, if an Event of Default (such as our bankruptcy) occurred after we accomplish covenant defeasance and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

  Full Defeasance

        If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. The conditions to accomplish full defeasance set out in the indenture include conditions to protect the trust deposit from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

        Subject to the provisions of the applicable indenture, in order to accomplish full defeasance with respect to the debt securities offered:

  •
  we must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due;

  •
  no Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events;

  •
  we must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit;

  •
  no breach or violation of any covenant under the indenture shall occur as a result of such deposit;

  •
  we must deliver to the trustees of such debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity;

  •
  we must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for Canadian federal or provincial income tax purposes or other tax purposes, you will not recognize income, gain or loss as a result of such defeasance and that such defeasance will not cause you to be taxed on your debt securities any differently than if such defeasance had not occurred;

  •
  we must deliver to the trustees of your debt securities an officers' certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with; and

  •
  we must comply with certain additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

Consent to Jurisdiction

        The indenture will provide that we will irrevocably appoint IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, Texas, 76177, as our authorized agent for service of process in any legal action or proceeding arising out of or relating to our indenture or the debt securities for actions brought under U.S. federal or state securities laws or for actions brought by either trustee in any New York Court, and will irrevocably submit to the jurisdiction of the New York Courts for such purposes.

Information Concerning the Trustees

        Computershare Trust Company of Canada and Computershare Trust Company, N.A. will be the trustees under the indenture. We may maintain deposit accounts and conduct banking and other financing transactions with the trustees in the normal course of business.

Governing Law

        The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Entire Agreement

        The indenture and the debt securities will constitute the entire agreement between us, the trustees and holders pertaining to the debt securities. No implied covenant, agreement, representation or warranty will be read into the indenture against us, including any covenant, agreement, representation or warranty pertaining to the protection of the reasonable expectations of holders. For purposes of any rights or remedies under the OBCA that holders or the trustees may assert or employ, any of our acts or omissions that do not constitute a default in the performance, or breach, of our covenants and agreements in the indenture will be deemed conclusively to be fair and reasonable insofar as the interests of holders are concerned and in accordance with the reasonable expectations of holders pertaining to the debt securities. For greater certainty, representations, warranties and statements made by us or on our behalf (whether orally or in writing and whether in connection with the issue of debt securities or thereafter) will not give rise to, or form the basis of, any reasonable expectations of holders pertaining to the debt securities for purposes of any rights or remedies under the OBCA that holders or the trustees may assert or employ. Neither the indenture nor the debt securities may be supplemented, amended or modified, directly or indirectly, except by one or more supplemental indentures entered into pursuant to the applicable provisions of the indenture.

        In certain circumstances, including in connection with a determination by a court as to the fairness and reasonableness of a transaction to, or its effect on, our security holders, holders may wish to assert that we have obligations to them which extend beyond our covenants and agreements in the indenture, or that an act or omission on our part which does not constitute a default in the performance, or breach, of our covenants and agreements in the indenture is nevertheless inconsistent with their reasonable expectations or otherwise unfair or unreasonable insofar as holders' interests are concerned. The above provisions may preclude holders from making such assertions.

Holders of Registered Debt Securities

  Book-Entry Holders

        We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary's book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

        Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

        As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system, or that holds an interest through a participant in the depositary's book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

  Street Name Holders

        In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in "street name". Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

        For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

  Legal Holders

        Our obligations, as well as the obligations of the trustees and those of any third parties employed by the trustees or us, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the legal holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

        For example, once we make a payment or give a notice to the legal holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the debt securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

        Notwithstanding the above, when we refer to "you" or "your" in this prospectus, we are referring to investors who invest in the debt securities being offered by this prospectus, whether they are the legal holders or only indirect holders of the debt securities offered. When we refer to "your debt securities" in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

  Special Considerations for Indirect Holders

        If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

  •
  how it handles securities payments and notices;

  •
  whether it imposes fees or charges;

  •
  how it would handle a request for its consent, as a legal holder of the debt securities, if ever required;

  •
  if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a legal holder of such debt securities;

  •
  how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

  •
  if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

Global Securities

        A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, CDS Clearing and Depository Services Inc., known as CDS, will be the depositary for all debt securities that we issue in book-entry form.

        A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "— Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole legal holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a legal holder of the debt security, but an indirect holder of a beneficial interest in the global security.

  Special Considerations for Global Securities

        As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the legal holder of the debt securities represented by such global security.

        If debt securities are issued only in the form of a global security, an investor should be aware of the following:

  •
  an investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under "— Special Situations When a Global Security Will Be Terminated";

  •
  an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "— Holders of Registered Debt Securities" above;

  •
  an investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

  •
  an investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

  •
  the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in the debt securities. Neither the trustees nor we have any responsibility for any aspect of the depositary's actions or for the depositary's records of ownership interests in a global security. Additionally, neither the trustees nor we supervise the depositary in any way;

  •
  CDS requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

  •
  financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

  Special Situations When a Global Security Will Be Terminated

        In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as "certificated" debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under "— Holders of Registered Debt Securities" above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

        The special situations for termination of a global security are as follows:

  •
  if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

  •
  if we notify the trustees that we wish to terminate that global security; or

  •
  if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

        The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustees, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the legal holders of those debt securities.

 DESCRIPTION OF WARRANTS

        The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada other than Quebec that we will not distribute warrants separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

        We may issue warrants for the purchase of debt securities or common shares. Warrants may be issued independently or together with debt securities or common shares offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

        The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

  •
  the title of such debt warrants;

  •
  the offering price for such debt warrants, if any;

  •
  the aggregate number of such debt warrants;

  •
  the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

  •
  if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

  •
  if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

  •
  the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

  •
  the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

  •
  if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

  •
  whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

  •
  information with respect to book-entry procedures, if any;

  •
  the currency or currency units in which the offering price, if any, and the exercise price are payable;

  •
  if applicable, a discussion of principal United States and Canadian federal income tax considerations;

  •
  the antidilution or adjustment provisions of such debt warrants, if any;

  •
  the redemption or call provisions, if any, applicable to such debt warrants; and

  •
  any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Share Warrants

        The prospectus supplement relating to any particular issue of common share warrants will describe the terms of such warrants, including the following:

  •
  the title of such warrants;

  •
  the offering price for such warrants, if any;

  •
  the aggregate number of such warrants;

  •
  if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

  •
  if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

  •
  the number of common shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

  •
  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  •
  if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

  •
  the currency or currency units in which the offering price, if any, and the exercise price are payable;

  •
  if applicable, a discussion of principal United States and Canadian federal income tax considerations;

  •
  the antidilution provisions of such warrants, if any;

  •
  the redemption or call provisions, if any, applicable to such warrants; and

  •
  any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

        A warrant will entitle the holder to purchase for cash a number of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

        Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

        Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

 PLAN OF DISTRIBUTION

        We may issue the securities offered by this prospectus for cash or other consideration:

  •
  to or through underwriters, dealers, placement agents or other intermediaries, or

  •
  directly to one or more purchasers, provided that applicable exemptions are available or have been obtained.

        The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

  •
  the name or names of any underwriters, dealers or other placement agents,

  •
  the purchase price of, and form of consideration for, the securities and the proceeds, if any, to us from such sale or exchange,

  •
  any delayed delivery arrangements,

  •
  any underwriting discounts and other items constituting underwriters' compensation,

  •
  any offering price, and

  •
  any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including securities or assets of other companies which we may acquire in the future.

EARNINGS COVERAGE RATIOS

        The following consolidated earning coverage ratios of the Fund have been calculated for the twelve-month periods ended December 31, 2008 and March 31, 2009. These earnings coverage ratios do not reflect the issuance of any securities under this prospectus. Should we offer any debt securities or warrants under a prospectus supplement, we will include earnings coverage ratios which give effect to the issuance of the debt securities or warrants in the prospectus supplement.

        Our interest requirements for the year ended December 31, 2008 and the last twelve months ended March 31, 2009 amounted to approximately $53,737,000 and $51,824,000 respectively. Our earnings before income taxes and interest on long-term debt for the year ended December 31, 2008 and last twelve months ended March 31, 2009 were approximately $115,428,000 and $130,087,000, respectively, resulting in an earnings coverage ratio of 2.1 and 2.5 times our aggregate interest requirements for both periods, respectively.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

        The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States holder), backup withholding and the foreign tax credit, and any consequences relating to securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Director, Investor Relations and Corporate Communications at 135 Queen's Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1, telephone (416) 401-7729. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in the financial statements and management's discussion and analysis, which are incorporated herein by reference.

        The following documents, filed with the various securities commissions or similar authorities in Canada and the United States, are specifically incorporated by reference into and form an integral part of this prospectus:

1.
the Annual Information Form;

2.
our management information circular dated March 23, 2009 distributed in connection with the annual meeting of shareholders held on April 30, 2009;

3.
the management information circular of the Fund dated August 26, 2008 distributed in connection with the special meeting of unitholders held on September 25, 2008;

4.
our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, respectively, together with the notes thereto and the auditors' report thereon, including a reconciliation to U.S. GAAP, as filed on SEDAR on May 14, 2009 (which supersedes the comparable financial statements of the Fund incorporated by reference in the management information circular referenced at 3 above);

5.
our management's discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2008;

6.
our unaudited comparative consolidated financial statements as at and for the three months ended March 31, 2009 and 2008 together with the notes thereto, including a reconciliation to U.S. GAAP, as filed on SEDAR on May 14, 2009;

7.
our management's discussion and analysis of the financial condition and results of operations as at and for the three months ended March 31, 2009; and

8.
the audited balance sheet of 1768248 Ontario Limited as at August 22, 2008, together with the notes thereto and the auditors' report thereon, including a reconciliation to U.S. GAAP, as filed on SEDAR on October 17, 2008 (which supersedes the balance sheet included at pages E-24 to E-26 of the management information circular referenced at 3 above).

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus and any updated interest coverage ratios filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this prospectus and prior to termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Upon a new annual information form and related annual consolidated financial statements and accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

        A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus is a part:

  •
  the documents listed in the second paragraph under "Documents Incorporated by Reference" in this prospectus;

  •
  the consent of Deloitte & Touche LLP;

  •
  the consent of CIBC World Markets Inc.;

  •
  the consent of Torys LLP;

  •
  the form of trust indenture relating to the debt securities; and

  •
  powers of attorney of our directors and certain of our officers.

LEGAL MATTERS

        Certain legal matters relating to the securities offered by this prospectus will be passed upon by Torys LLP, Toronto, Ontario on our behalf. As of the date hereof, the partners and associates of Torys LLP beneficially own, directly or indirectly, in aggregate, less than one percent of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Toronto, Ontario. To our knowledge, Deloitte and Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board (United States).

        Our transfer agent and registrar for the common shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario, and in the United States is Computershare Trust Company, N.A. at its principal office in Golden, Colorado.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a corporation organized under the laws of Ontario. Most of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by Torys LLP that there is doubt as to the enforceability in Canada of a judgment of a U.S. court predicated upon our civil liability or the civil liability of our directors, officers or experts under U.S. federal securities laws. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated upon such laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, Texas, 76177, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the securities under this prospectus.

13,000,000 Shares

IESI-BFC Ltd.

Common Shares

Prospectus

J.P.Morgan
Merrill Lynch & Co.
Raymond James
CIBC
RBC Capital Markets
TD Securities
Calyon Securities (USA) Inc.
NBF Securities (USA) Corp.
Scotia Capital
Wunderlich Securities, Inc.

, 2009

QuickLinks

Table of contents Prospectus supplement
Prospectus
About this prospectus supplement
Market and industry data
Presentation of our financial information
Non-GAAP financial measures
Summary
The offering
Summary consolidated financial data
Summary consolidated financial data in Canadian dollars
Summary consolidated financial data in U.S. dollars
Risk factors
Cautionary note regarding forward-looking statements
Exchange rate data
Use of proceeds
Price range of our common shares
Dividend record and policy
Capitalization
Selected consolidated financial data
Selected consolidated financial data in Canadian dollars
Selected consolidated financial data in U.S. dollars
Management's discussion and analysis of financial condition and results of operations
Our business
Management
Principal shareholders
Description of share capital
United States federal income tax considerations
Canadian federal income tax considerations for U.S. holders
Underwriting
Legal matters
Auditors, transfer agent and registrar
Documents incorporated by reference
Where you can find more information
Documents filed as part of the registration statement
Enforcement of civil liabilities
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PRESENTATION OF OUR FINANCIAL INFORMATION
EXCHANGE RATE DATA
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DIVIDEND RECORD AND POLICY
PRIOR SALES
PRICE RANGE AND TRADING VOLUME
DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EARNINGS COVERAGE RATIOS
CERTAIN INCOME TAX CONSIDERATIONS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES